HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

RECEIVED
2006 AUG 22 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

06016232

Naarden, 11 August 2006

SUPPL

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Samira el Harchaoui

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 November 2005

1. COMMERCIAL REGISTER

Date	Language	Change

2. PRESS RELEASES

Date	Language	Subject
13 June 2006	English and Dutch	First Half Year 2006 Results

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject

HAGEMEYER

PRESS RELEASE


HAGEMEYER
Local service
worldwide

FIRST HALF YEAR 2006 RESULTS

HAGEMEYER

FIRST HALF YEAR 2006 RESULTS

Highlights

- **Positive net result of € 26 million, compared to a net loss of € 58 million in HY1 2005**
- **Operating result (before exceptional items) of € 77 million, € 68 million better than in HY1 2005. HY1 2006 operating result includes approximately € 20 million positive effect of copper price increases**
- **UK operating result (before exceptional items): break-even in HY1 2006**
- **Q2 2006 Group organic revenue growth accelerates to 14.0% (HY1 2006: 11.2%)**
- **Q2 2006 PPS organic revenue growth of 13.3% (HY1 2006: 10.7%); approximately half of which to be attributed to price increases, mainly related to copper**
- **Outlook FY 2006: Expected operating result (before exceptional items) of at least € 170 million, assuming no significant negative impact of raw material prices. For updated outlook see page 6**

HY1 2006 KEY OPERATIONAL RESULTS AT A GLANCE: SEE ANNEX I, PAGE 15

Key data

(in € millions)	HY1 2006	HY1 2005
Net revenue	**2,987**	2,640
Organic revenue growth (same number of working days)	**11.2%**	3.3%
Operating result before exceptional items	**77**	9
Exceptional items	**(12)**	(32)
Operating result	**65**	(23)
Net result	**26**	(58)
Basic earnings per ordinary share (in €)	**0.05**	(0.11)
Diluted earnings per ordinary share (in €)	**0.05**	(0.11)
Free cash flow before divestments and acquisitions	**(72)**	(73)
Net senior debt per 30 June	**284**	295

Rudi de Becker, CEO:

"We are satisfied with our half-year performance. Our organic sales growth increased from 8.6% in the first quarter to 14% in the second quarter, resulting in an 11.2% sales growth for the first half of the year. We succeeded in turning the net loss of € 58 million for the first half of 2005 into a € 26 million net profit for the first half of this year. This is an € 84 million net profit improvement. The improvement of our business is substantial. This is the result of the commitment, perseverance and professionalism of all 17,600 members of the global Hagemeyer team. Our first half 2006 performance was also supported by the positive market climate and the raw material price increases. Despite the fact that the difficulty to forecast sales growth inherent in our kind of business is now compounded by the erratic evolution of raw material prices, we nevertheless venture to say that we expect a further positive second half of the year, with a healthy underlying sales growth and an improvement of our profitability compared to last year."

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

GROUP FINANCIAL REVIEW

Key data (before exceptional items) *(in € millions)*	**HY1 2006**	HY1 2005
Net revenue	**2,987**	2,640
Organic growth (same number of working days basis)	**11.2%**	3.3%
Gross profit	**697**	612
Gross margin	***23.3%***	*23.2%*
Operating expenses	**(620)**	(604)
Operating expenses as % of net revenue	***(20.8%)***	*(22.9%)*
Other operating (expenses)/income	**0**	1
Operating result	77	9
Operating margin	***2.6%***	*0.3%*
Average net working capital	**749**	743
Average net working capital as % of 12 months net revenue	*12.6%*	*13.7%*

IFRS compliance and accounting policies
The consolidated figures for HY1 of 2005 and 2006 of Hagemeyer N.V. are based on International Financial Reporting Standards (IFRS) and accounting policies as stated in the Annual Report 2005.
Hagemeyer N.V. uses certain non-IFRS measures, such as exceptional items to improve transparency. The analysis in this document is based on performance measures before exceptional items.
After publication of the Half Year Results 2005 (press release dated 26 August 2005) IFRS- related adjustments have been made to the unaudited IFRS figures published in that report. This HY1 2006 report includes the adjusted HY1 2005 figures, as explained in Annex XIII of the FY 2005 results press release, dated 28 February 2006.

Net revenue for the six months ended 30 June 2006 amounted to € 2,987 million (HY1 2005: € 2,640 million).

Organic growth for the Group was € 310 million. The organic growth rate was 11.2% (HY1 2005: 3.3%, HY2 2005: 5.9%). Approximately half of this growth can be attributed to price increases, mainly copper-related. Both our PPS and ACE activities achieved double-digit growth in HY1 2006.

The net effect of divestments and acquisitions in 2005 and 2006 was an increase in net revenue of € 2 million. The main transactions have been the divestment of Hagemeyer Asia-Pacific Electronics (HAPE) as of April 2005, the divestment of the Fodor (Fuji Film) business as of October 2005 and the acquisition of the remaining 50% of El-Centrum (now called Elektroskandia) in Poland in January 2006.

Foreign exchange rate movements increased net revenue by € 35 million, mainly due to a weaker euro against the US dollar and the Canadian dollar.

Gross profit was € 697 million, an increase of € 85 million compared to the same period last year. The organic growth (including gross margin effects) in gross profit was € 80 million. Divestments and acquisitions reduced gross profit by € 2 million. Foreign exchange rate movements increased gross profit by € 7 million.

Gross margin for the Group increased from 23.2% in HY1 2005 to 23.3%. The PPS gross margin increased by 30 basis points from 22.6% in HY1 2005 to 22.9% in HY1 2006. The ACE gross margin was 30.3%, down from 31.4% in HY1 2005.

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

Operating expenses (before exceptional items) increased by € 16 million, or 2.6% (from € 604 million to € 620 million). Acquisitions and divestments led to a cost reduction of € 3 million. Foreign exchange rate movements increased expenses by € 7 million. General inflation led to € 14 million higher operating expenses. Excluding these factors, the underlying cost decrease amounts to € 2 million. This is the balance of cost savings (primarily in the UK and Germany) and cost increases, mainly driven by a headcount increase of 1.2% to support higher activity levels.

The **number of FTEs** at 30 June 2006 was 17,604 compared to 17,209 on 1 January 2006. 267 FTEs of the 395 FTE increase in HY1 2006 are related to acquisitions. Additional headcount was taken on board in most operating companies (except UK, Germany and Australia) to support increased activity levels.

Operating result (before exceptional items) improved from € 9 million (HY1 2005) to € 77 million (HY1 2006).

In the first half of 2006, Hagemeyer recorded € 12 million **exceptional charges**. An overview of the exceptional items in HY1 2006 is provided in Annex X.

Net financial expenses for HY1 2006 were € 32 million (HY1 2005: € 46 million excluding fair value adjustment benefit). A breakdown of the financial expenses is provided in Annex XI. The reduction of net financial expenses was mainly caused by the absence of refinancing related costs as incurred in 2005.

Current taxes for HY1 2006 were € 12 million, compared to € 9 million in the same period of last year.

As of 30 June 2006, the Group had unused tax losses of € 837 million available for offset against future taxable income. For € 749 million of these tax losses no deferred tax asset has as yet been recognised. The related reductions in expected future tax payments, amounting to approximately € 223 million, will be gradually recognised in the annual and semi-annual results of the Group as and when the operations in the countries involved report or are expected to report a positive taxable income for the current year and are expected to continue to do so in the foreseeable future. The related deferred tax asset will then be booked for the expected reduction of tax payments in these years and will be adjusted every half year. This movement in deferred tax assets and liabilities will be reported in results under "deferred tax". A **net deferred tax income** of € 4 million was booked in HY1 2006.

Net result for the first six months ended 30 June 2006 was € 26 million positive. This compared to a HY1 2005 net result of € 58 million negative, or € 73 million negative when excluding the impact of the positive fair value adjustments on the option component of subordinated convertible bonds.

The number of shares **outstanding** at 30 June 2006 is 516,315,359 (30 June 2005: 516,191,042). For the purpose of calculating **diluted earnings per share** for HY1 2006, the weighted average number of ordinary shares outstanding in the first half year amounts to 517,060,109. This includes the effect of dilutive options and share rights. The calculation excludes the number of ordinary shares in case of conversion of convertible bond loans, since conversion would lead to an increase in net result and – at the HY1 2006 basic earnings per share amount – to an increase in earnings per share. In this circumstance, IFRS requires this element to be excluded from the calculation of diluted earnings per share.

Hagemeyer issued € 150 million bonds in February 2004, which mature on 5 February 2009. As explained above, the dilutive effect thereof is excluded from the calculation of diluted earnings per share. Subject to the terms and conditions of the Trust Deed, Hagemeyer may however on or after 19 February 2007 redeem all of these bonds outstanding. This might lead to conversion by bondholders at the conversion price of € 2.04 per share, which could add a maximum of around 73,5 million shares outstanding. We also issued

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

€ 135 million bonds in March 2005, which mature on 30 March 2012. Hagemeyer may on or after 13 April 2009 redeem all of these bonds outstanding, subject to the terms and conditions of the Trust Deed.

Free cash flow before acquisitions/divestments in HY1 2006 was € 72 million negative (HY1 2005: € 73 million negative). The improved cash flow from operating result and cash financial expenses was largely used to fund an increase of trading working capital, due to higher raw material prices included in products in inventory, revenue growth and seasonal influences.

As a result, the Group's **net senior debt** increased from € 210 million at the end of 2005 to € 284 million at 30 June 2006.

Shareholders' equity at 30 June 2006 was € 732 million, a net increase by € 1 million compared to 31 December 2005. The main components of this movement were the net profit of € 26 million in the first half of 2006 and a negative effect of € 27 million resulting from foreign exchange rate movements.

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

OUTLOOK 2006

Following two new elements have been added to our previously announced outlook for the full year 2006:

- We expect to achieve an operating result (before exceptional items) of at least € 170 million, assuming no significant negative impact of raw material prices; and
- We expect to book financial expenses of approximately €70 million.

All previously announced elements of the 2006 outlook remain unchanged.

OBJECTIVES BEYOND 2006

We have updated our 2007 PPS ROIC model. We are also introducing a 2009 PPS ROIC model.

- For 2007, the objective for our core PPS business now is a Return on Invested Capital (ROIC), including capitalised goodwill, of 10% (was 9%), versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome for 2007 is expected to range between 8 and 12% (was: 7 and 10%), mainly depending on the extent to which we will be able to achieve our assumed annual revenue growth of 4 to 6% (was: 3 to 5%) and our gross margin improvement targets.
- For 2009, the objective for our core PPS business is a Return on Invested Capital (ROIC), including capitalised goodwill, in the range of 11 to 15%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome for 2009 will mainly depend on the extent to which we will be able to achieve our assumed annual revenue growth of 4 to 6% and our gross margin targets.

For details of the updated PPS ROIC model for 2007 and the new PPS ROIC model for 2009, see Annex XII.

Naarden, 9 August 2006
HAGEMEYER N.V.
Board of Management

This press release contains forward-looking statements which are based upon numerous assumptions, including those related to business, economic and other market conditions. Many of these assumptions are beyond the control of Hagemeyer and are inherently subject to substantial uncertainty. Such assumptions involve significant elements of subjective judgment that may or may not prove to be accurate, and consequently no assurances can be made regarding the analyses or conclusions derived from analyses based upon such assumptions. These forward-looking statements exclude the impact of currently unforeseen future fair value adjustments and/or impairments.

In HY1 2006 Hagemeyer had net revenues of € 3 billion (FY 2005: € 5.6 billion) and employed approximately 17,600 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

PROFESSIONAL PRODUCTS AND SERVICES (PPS) *

Key data (before exceptional items) *(in € millions)*	**HY1 2006**	HY1 2005
Net revenue	**2,799**	2,467
Organic revenue growth (same number of working days basis)	**10.7%**	4.5%
Gross profit	**640**	557
Gross margin	***22.9%***	*22.6%*
Operating expenses	**(569)**	(555)
Operating expenses as % of net revenue	***(20.3%)***	*(22.5%)*
Other operating (expenses)/income	**0**	1
Operating result	**71**	3
Operating margin	***2.5%***	*0.1%*
Average net working capital	**675**	662
Average net working capital as % of 12 months net revenue	***12.2%***	*13.2%*

*including corporate and other expenses

Net revenue development by region [1]

(in € millions)	Net revenue		**Variance**	Organic growth	Divestments/ acquisitions	FX Effect
	HY1 2006	HY1 2005				
PPS Europe	**1,841**	1,650	**191**	161	31	(1)
PPS North America	**733**	607	**126**	96	(4)	34
PPS Asia-Pacific	**225**	210	**15**	24	(10)	1
PPS Total	**2,799**	2,467	**332**	281	17	34

[1] A variance analysis by PPS region for gross profit, operating expenses and operating results is included in Annex IX.

For the first six months of 2006 **net revenue** for the PPS business amounted to € 2,799 million (HY1 2005: € 2,467 million).

Organic growth was € 281 million, or 10.7%, compared to 4.5% in HY1 2005 and 6.2% in HY2 2005. The net effect of acquisitions and divestments was € 17 million positive. Foreign exchange rate movements increased net revenue by € 34 million. In Q2 2006 organic revenue growth for PPS accelerated to 13.3%, up from 8.4% in Q1. It is estimated that approximately half of the HY1 2006 organic growth comes from price increases, which have been significant in cable products due to the increase in copper prices.

Gross margin in PPS was 22.9% which was 30 basis points better than in HY1 2005 and 10 basis points better than in HY2 2005. The many buy- and sell-side gross margin improvement initiatives have had a noticeable positive effect in almost all operating companies, most significantly in the UK.

Operating expenses (before exceptional items) decreased by € 6 million after elimination of acquisitions and divestments, foreign exchange rate movements and general inflation and related salary increases. This movement resulted from lower costs in the UK and Germany (savings in headcount and freight) offset by FTE-related cost increases in other companies to accommodate sales volume growth.

Operating result (before exceptional items) was € 71 million or 2.5% of revenue, compared to € 3 million in HY1 2005. Acquisitions/divestments and foreign exchange rate movements did not have a significant impact on the operating result for the period. The improvement of € 68 million is mainly due to higher revenue.

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

Operating result benefited significantly from copper and cable price increases. In general terms we have been able to pass on price increases to the market; cable gross margins were only slightly affected. It is estimated that the positive price effect in cable revenue, at almost constant gross margins, resulted in an increase in operating result of approximately € 20 million.

Average net working capital as a percentage of net revenue improved to 12.2% (from 13.2% in HY1 2005 and 12.6% for FY 2005) mainly as a result of better performance in trade payables and a higher productivity of inventories.

PROFESSIONAL PRODUCTS AND SERVICES EUROPE

Key data (before exceptional items) *(in € millions)*	**HY1 2006**	HY1 2005
Net revenue	**1,841**	1,650
Organic revenue growth (same number of working days basis)	**9.5%**	4.6%
Gross profit	**425**	374
Gross margin	***23.1%***	*22.7%*
Operating expenses	**(366)**	(369)
Operating expenses as % of net revenue	***(19.9%)***	*(22.3%)*
Other operating (expense)/income	**0**	1
Operating result	**59**	6
Operating margin	***3.2%***	*0.4%*
Average net working capital	**403**	409
Average net working capital as % of 12 months net revenue	***11.1%***	*12.1%*

Net revenue for HY1 2006 was € 1,841 million, compared to € 1,650 million for HY1 2005.

Organic growth was € 161 million, or 9.5%. (HY1 2005: 4.6%). The growth of 9.5% in HY1 2006 consists of 5.9% in Q1 2006 and 13.3% in Q2 2006. Divestments and acquisitions had a positive effect of € 31 million; foreign exchange rate movements led to a reduction of revenue by € 1 million.

Gross profit increased from € 374 million in HY1 2005 to € 425 million in HY1 2006. **Gross margin** was 23.1%, which represents an increase by 40 basis points from HY1 2005.

Compared to HY1 2005 **operating expenses** (before exceptional items) were reduced by € 3 million. Acquisitions account for an increase of € 4 million; foreign exchange rate movements led to a € 1 million decrease. Operating expenses increased by € 7 million as a result of inflation and related salary increases. The underlying cost reduction of € 13 million was a combination of cost savings in the UK and Germany and cost increases in other companies.

Operating result (before exceptional items) improved by € 53 million from € 6 million in HY1 2005 to € 59 million in HY1 2006. Acquisitions and foreign exchange rate movements did not have a significant impact.

Average net working capital as a percentage of net revenue improved from 12.1% in HY1 2005 to 11.1% in HY1 2006. This was mainly due to improved payment terms on the part of suppliers and a higher productivity of inventories.

UK

Hagemeyer UK continued its recovery during the first half of 2006. The organic revenue growth for HY1 2006 was 7.7% (Q2 2006: 9.1%). In addition to the impact of the copper price increases and a positive market climate, revenue growth at our UK operations was driven by excellent customer service, dynamic marketing and sales campaigns, the ongoing expansion of our sales force and an above average sales growth in the small and medium-sized customer segment. The restructuring of our Industrial Division and the elimination of unprofitable business has somewhat reduced revenue growth. We will continue to apply strict profitability criteria to both new and existing customers and to large project opportunities. The main emphasis is on driving profitable growth and widening the customer base, rather than the pursuit of revenue growth as an objective in itself.

Savings in purchasing costs and improved pricing management resulted in a further improvement of the gross margin. Operating expenses have gone down further during HY1 2006, mainly as a result of the remaining impact of the closure of our National Distribution Centre in Runcorn at the end

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

of the first half of 2005 and the ongoing streamlining of our logistics network. A new, modern Regional Distribution Centre has become operational in Park Royal in London. This new RDC is serving the London and South East area, and this facility integrates activities previously carried out at three smaller facilities.

Thomas Hammerschmid has been appointed as the new CFO for Hagemeyer UK. He succeeds Alex Wouterse who fulfilled the role of CFO UK on an interim basis since early 2005. Thomas Hammerschmid acquired extensive financial experience at Hagemeyer Germany and at Newey & Eyre, our main UK operation. Alex Wouterse is returning to Hagemeyer's head office in Naarden, where he will resume his previous position of Vice President Operational Support.

The combination of revenue growth, improved gross margin and reduced operating expenses resulted in a break-even operating result for Hagemeyer UK in the first half of 2006. This gives us every confidence that Hagemeyer UK will achieve a positive operating result for the full year 2006.

Central Europe

Hagemeyer **Germany** further gained market share with a revenue growth of 10.1% in the first half of 2006 (Q2 2006 14.1%). Successful marketing and sales campaigns resulted in a strong revenue growth both in construction and installation and in industry. As in most other operating companies, revenue growth was supported by copper price increases. We also experienced a further strengthening of the German market during HY1 2006. The non-residential construction market in particular showed signs of recovery. The revenue growth, combined with a further reduction of operating expenses resulted in a significant improvement of the operating result compared to the first half of 2005.

The other operating companies of the Central Europe Region, **Switzerland, the Netherlands** and **Austria** all showed a strong performance in the first half year. Their revenue growth surpassed market growth and their operating result was significantly better than in the first half of 2005.

Nordics

The Nordics are continuing their momentum as one of the top performers in the Group. In spite of the reduction of sales to the telecom sector, revenue in the Nordics Region grew by 7% in HY1 2006 (Q2: 12.1%). The construction and installation business was strong in the entire Nordics Region and revenue growth was above average in the small and medium-sized installation segment. Our sales to utilities were a key driver for revenue growth in Sweden.

Gross margin improved as a result of the reduction in low gross margin business and the increase of our sales to the higher gross margin small and medium-sized customer segment. The operating result for HY1 2006 in the Nordics Region was significantly higher than in HY1 2005.

The development of the emerging market subsidiaries of our Nordics Region – **Poland, Russia, the Baltic States** and **China** – was also positive in the first half of 2006. Our Polish subsidiary, now consolidated in our figures after the acquisition of the remaining 50% in January 2006, is showing a strong revenue growth and contributes to our operating profits. Our Chinese operation is gradually expanding its customer base and is increasing its sales to industrial customers.

Spain

Our Spanish operation continued its strong growth momentum with an organic growth of 15% for the first half of 2006 (Q2: 21.5%). This revenue growth even surpassed the high growth of the Spanish market, which is mainly driven by a strong construction activity. Our sales to the industrial segment also showed a healthy growth.

The revenue growth, combined with a better gross margin, resulted in an operating result for HY1 2006 which was higher than HY1 2005.

During the first half of 2006 a new, modern Regional Distribution Centre has come on stream for the greater Madrid region. A similar Regional Distribution Centre for the greater Barcelona region is scheduled to become operational by the end of the year.

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

PROFESSIONAL PRODUCTS AND SERVICES NORTH AMERICA

Key data (before exceptional items) *(in € millions)*	**HY1 2006**	HY1 2005
Net revenue	**733**	607
Organic revenue growth (same number of working days basis)	**14.4%**	5.8%
Gross profit	**165**	135
Gross margin	***22.5%***	*22.3%*
Operating expenses	**(144)**	(127)
Operating expenses as % of net revenue	***(19.7%)***	*(20.9%)*
Other operating (expenses)/income	**0**	0
Operating result	**21**	8
Operating margin	***2.8%***	*1.3%*
Average net working capital	**225**	200
Average net working capital as % of 12 months net revenue	***15.7%***	*16.6%*

Net revenue for the six months ended 30 June 2006 was € 733 million, an increase of € 126 million compared to the first half of 2005.

Organic growth for the period was € 96 million or 14.4%. Contrary to the rest of our PPS operations, copper price increases have had a minor impact on revenue growth since construction and installation, which is the principal market for copper cables, only represents 15% of the business in North America. The net effect of divesting six C&I branches in the Pittsburgh area was a revenue decrease of € 4 million. Foreign exchange rate movements had a positive impact on revenue of € 34 million.

Our **US business** achieved 14.8% organic revenue growth in HY1 2006 (Q2 2006: 14.4%). The growth was primarily due to strong performances in the integrated supply and C&I customer segments. In the integrated supply segment, the growth can be attributed to significant customer wins and robust activity levels with existing integrated supply customers. In C&I, favourable market conditions, combined with an increase in raw material prices as well as a significant commercial project billing, resulted in the segment's strong performance.

Double-digit growth was also achieved in Canada and Mexico.

In **Canada** our growth was primarily concentrated in the western region, driven by increased activity in the oil and gas segment. Revenue growth in **Mexico** was mainly driven by higher branch-based sales combined with new MRO contracts with several customers.

Gross margin for the region improved from 22.3% in HY1 2005 to 22.5% in HY1 2006, despite a shift in mix in the USA to the integrated supply and C&I segments, which have lower than average gross margins. This gross margin improvement was driven by higher gross margins in the US and Canada, mainly attributable to initiatives to improve purchasing terms and divert spend to preferred suppliers.

Operating expenses were € 144 million in HY1 2006, an increase of € 17 million over the first half of 2005. Divestments account for a decrease of € 1 million; foreign exchange rate movements led to a € 7 million increase. Inflation and related salary increases had a negative effect of € 4 million. The underlying cost increase of € 7 million was primarily the result of expenses related to the opening of new integrated supply storerooms in the US, higher employee health care costs, an increase in employee bonuses in line with the sales volume and profitability improvement, consulting costs and costs associated with the project to consolidate the IT

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

operating systems in the US from three systems to one.

Operating result (before exceptional items) improved from € 8 million in HY1 2005 to € 21 million in HY1 2006. Divestments and foreign exchange rate movements had an immaterial impact on the region's operational result.

Average net working capital as a percentage of net revenue was 15.7% and improved from 16.6% in HY1 2005, with the improvement coming from better utilisation of inventories.

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

PROFESSIONAL PRODUCTS AND SERVICES ASIA-PACIFIC

Key data (before exceptional items) *(in € millions)*	HY1 2006	HY1 2005
Net revenue	**225**	210
Organic revenue growth (same number of working days basis)	**9.5%**	1.4%
Gross profit	**50**	48
Gross margin	***22.4%***	*23.2%*
Operating expenses	**(47)**	(46)
Operating expenses as % of net revenue	***(21.2%)***	*(22.3%)*
Other operating (expenses)/income	**0**	0
Operating result	**3**	2
Operating margin	***1.2%***	*0.9%*
Average net working capital	**63**	64
Average net working capital as % of 12 months net revenue	***14.0%***	*14.4%*

Net revenue for the six months ended 30 June 2006 was € 225 million, compared to € 210 million in HY1 2005.

Organic growth was € 24 million or 9.5% in HY1 2006 (Q2 2006: 11.6%). Divestments account for a decrease in revenue of € 10 million; the impact of foreign exchange rate movements was € 1 million positive.

Whereas the residential construction market in **Australia** is still weak, non-residential construction is showing a healthy growth. Our revenue growth came primarily from increased sales to the small and medium sized contractor segment, where we are gaining market share. Our sales to large C&I contractors have decreased as a result of the weeding out of unprofitable business and the implementation of stricter profitability criteria for accepting projects.

The development of Hagemeyer Australia's subsidiaries in **Singapore, Malaysia** and **Thailand** was also positive in the first half of 2006. The efforts to increase our customer base in these countries are increasingly successful.

Whereas the underlying **gross margin** improved at Hagemeyer Australia, the gross margin for the Asia-Pacific Region decreased from 23.2% in HY1 2005 to 22.4% in the first half of 2006. This 80 basis points deterioration was the result of the divestment of our higher gross margin HAPE business and a growing share of our lower gross margin Southeast Asia business.

Operating expenses increased from € 46 million to € 47 million in HY1 2006. Divestments led to a cost decrease of € 3 million. Foreign exchange rate movements led to a € 1 million increase. Underlying cost increase – normalised for inflation and related salary increases – was € 2 million.

Operating result (before exceptional items) for the first half of 2006 was € 3 million (HY1 2005: € 2 million). The impact of divestments and exchange rate movements was minimal.

Average net working capital as a percentage of net revenue improved to 14.0% in HY1 2006 from 14.4% a year ago. This was mainly driven by better trade receivables performance.

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

AGENCIES / CONSUMER ELECTRONICS (ACE)

Key data (before exceptional items) *(in € millions)*	**HY1 2006**	HY1 2005
Net revenue	**188**	173
Organic growth (same number of working days)	**18.6%**	(12.4%)
Gross profit	**57**	55
Gross margin	***30.3%***	*31.4%*
Operating expenses	**(51)**	(49)
Operating expenses as % of net revenue	*(27.2%)*	*(28.2%)*
Other operating (expenses)/income	0	0
Operating result	6	6
Operating margin	*3.1%*	*3.4%*
Average net working capital	74	81
Average net working capital as % of 12 months net revenue	*17.7%*	*20.3%*

Net revenue for HY1 2006 was € 188 million, compared to € 173 million in HY1 2005.

Organic growth amounted to € 29 million or 18.6% in HY1 2006. Price decreases in consumer electronics have reduced sales growth by approximately 5%. Divestments of Fodor (Fuji Film) in the Netherlands and some brands in Australia reduced revenue by € 15 million; foreign exchange rate movements had a positive impact of € 1 million.

Our business in the Netherlands showed very strong growth in the first half of 2006. This growth was mainly driven by strong sales in TV-screens (impact of World Cup football) and in digital camera's. In spite of a slowdown in the Australian consumer market, our ACE operation in Australia succeeded in showing a healthy growth for the first half of 2006. New products in the field of consumer electronics and our cooling and heating business were the main contributors to this growth. Growth in our luxury goods business in Asia has been limited as a result of weakening consumer markets in Hong Kong, Taiwan (credit-card crisis) and Micronesia.

Gross margin decreased from 31.4% in HY1 2005 to 30.3% in HY1 2006, mainly as a result of a change in mix of the products sold.

Operating expenses increased from € 49 million in HY1 2005 to € 51 million in HY1 2006. Divestments led to a reduction of expenses by € 4 million; foreign exchange rate movements led to higher expenses by € 1 million. Adjusted for inflation and related salary increases, the underlying cost increase was € 4 million; the cost-to-sales ratio improved, driven by higher revenue levels.

The half-year **operating result** remained at € 6 million.

The **average net working capital** as a percentage of net revenue improved from 20.3% in HY1 2005 to 17.7% in HY1 2006.

- The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
- All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise
- For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

Annex I
HY1 2006 key operational results at a glance

Net revenue (in € millions)	HY1 2006	Q2 2006	Q1 2006
Total Group	2,987	1,538	1,449
Total PPS	2,799	1,435	1,364
PPS Europe	1,841	957	884
PPS North America	733	360	373
PPS Asia Pacific	225	118	107
ACE	188	103	85

Organic revenue growth	HY1 2006	Q2 2006	Q1 2006
Total Group	11.2%	14.0%	8.6%
Total PPS	10.7%	13.3%	8.4%
PPS Europe	9.5%	13.3%	5.9%
PPS North America	14.4%	13.8%	15.0%
PPS Asia Pacific	9.5%	11.6%	7.7%
ACE	18.6%	24.8%	12.6%

Gross profit (in € millions)	HY1 2006	HY1 2005	Variance
Total Group	697	612	+85
Total PPS	640	557	+83
PPS Europe	425	374	+51
PPS North America	165	135	+30
PPS Asia Pacific	50	48	+2
ACE	57	55	+2

Gross margin	HY1 2006	HY1 2005	Variance
Total Group	23.3%	23.2%	+0.1%
Total PPS	22.9%	22.6%	+0.3%
PPS Europe	23.1%	22.7%	+0.4%
PPS North America	22.5%	22.3%	+0.2%
PPS Asia Pacific	22.4%	23.2%	(0.8%)
ACE	30.3%	31.4%	(1.1%)

Operating expenses (in € millions)	HY1 2006	HY1 2005	Variance
Total Group	620	604	+16
Total PPS	569	555	+14
PPS Europe	366	369	(3)
PPS North America	144	127	+17
PPS Asia Pacific	47	46	+1
Corporate & other	12	13	(1)
ACE	51	49	+2

Operating expenses as % of revenue	HY1 2006	HY1 2005	Variance
Total Group	20.8%	22.9%	(2.1%)
Total PPS	20.3%	22.5%	(2.2%)
PPS Europe	19.9%	22.3%	(2.5%)
PPS North America	19.7%	20.9%	(1.2%)
PPS Asia Pacific	21.2%	22.3%	(1.0%)
Corporate & other	n.a.	n.a.	n.a.
ACE	27.2%	28.2%	(0.9%)

Operating result (in € millions)	HY1 2006	HY1 2005	Variance
Total Group	77	9	+68
Total PPS	71	3	+68
PPS Europe	59	6	+53
PPS North America	21	8	+13
PPS Asia Pacific	3	2	+1
Corporate & other	(12)	(13)	+1
ACE	6	6	+0

Operating margin	HY1 2006	HY1 2005	Variance
Total Group	2.6%	0.3%	+2.3%
Total PPS	2.5%	0.1%	+2.4%
PPS Europe	3.2%	0.4%	+2.9%
PPS North America	2.8%	1.3%	+1.5%
PPS Asia Pacific	1.2%	0.9%	+0.3%
Corporate & other	n.a.	n.a.	n.a.
ACE	3.1%	3.4%	(0.2%)

Net working capital (in € millions)[1]	HY1 2006	HY1 2005	Variance
Total Group	749	743	+6
Total PPS	675	662	+13
PPS Europe	403	409	(6)
PPS North America	225	200	+25
PPS Asia Pacific	63	64	(1)
Corporate & other	(16)	(11)	(5)
ACE	74	81	(7)

Net Working Capital ratio[2]	HY1 2006	HY1 2005	Variance
Total Group	12.6%	13.7%	(1.1%)
Total PPS	12.2%	13.2%	(0.9%)
PPS Europe	11.1%	12.1%	(1.0%)
PPS North America	15.7%	16.6%	(0.9%)
PPS Asia Pacific	14.0%	14.4%	(0.4%)
Corporate & other	n.a.	n.a.	n.a.
ACE	17.7%	20.3%	(2.6%)

[1] 13 months average net working capital

[2] 13 months average net working capital as percentage of 12 months net revenue

The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited

For an explanation of financial definitions please see the Glossary of Terms in Annex XIV.

Annex II
Consolidated income statement

(in € thousands)	For the six months ended 30-06-2006	30-06-2005
Net revenue	**2,987,269**	2,640,364
Cost of sales	**(2,290,347)**	(2,030,107)
Gross profit	**696,922**	610,257
Operating expenses	**(630,570)**	(634,646)
Other operating income / (expense)	**(1,062)**	937
Operating profit / (loss)	**65,290**	(23,452)
Share in results of associated companies	**1,189**	1,029
Financial expense – net	**(32,153)**	(31,264)
Profit / (loss) before taxes	**34,326**	(53,687)
Current taxes	**(11,562)**	(9,360)
Deferred taxes	**3,505**	4,556
Net result for the period attributable to equity holders	**26,269**	(58,491)
Number of shares outstanding	516,315,359	516,191,042
Fully diluted number of shares outstanding	517.060,109	516,191,042
Number of FTEs	17,604	17,233

The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited

For an explanation of financial definitions please see the Glossary of Terms in Annex XIV.

Annex III
Consolidated balance sheet
(after appropriation of net result)

(in € thousands)	30-06-2006	31-12-2005	30-06-2005
Assets			
Non-current assets			
Goodwill	**512,729**	526,454	525,233
Other intangible assets	**21,007**	19,456	31,758
Property, plant and equipment	**212,869**	210,046	215,221
Investments in associates and joint ventures	**3,498**	13,939	14,711
Finance lease receivables	**2,725**	3,162	4,572
Other financial assets	**7,094**	13,997	21,647
Deferred tax assets	**28,611**	24,056	30,515
Retirement benefit asset	**822**	1,365	1,188
	798,355	812,475	844,845
Current assets			
Inventories	**703,759**	643,432	657,221
Trade receivables	**1,039,274**	935,373	928,201
Other receivables and prepayments	**56,276**	62,280	74,122
Cash and cash equivalents	**69,226**	85,542	101,958
	1,868,535	1,726,627	1,761,502
Assets classified as held for sale	**6,594**	1,751	-
	1,875,129	1,728,378	1,761,502
Total assets	**2,664,484**	2,540,853	2,606,347
Equity and liabilities			
Equity attributable to equity holders			
Share capital	**619,578**	619,429	619,429
Reserves	**112,019**	111,522	16,581
	731,597	730,951	636,010
Minority interest	**-**	-	1
Total equity	**731,597**	730,951	636,011
Non-current liabilities			
Subordinated convertible bonds:			
- Loan component	**239,911**	235,250	230,585
- Option component	**-**	-	55,420
Provisions	**63,645**	70,544	89,488
Retirement benefit obligations	**131,080**	131,421	133,875
Bank debt	**345,296**	289,220	394,301
Finance lease obligations	**101,204**	108,103	114,571
Deferred tax liabilities	**5,934**	4,076	8,676
Other long-term liabilities	**789**	1,155	1,150
	887,859	839,769	1,028,066
Current liabilities			
Trade payables and other liabilities	**991,624**	912,562	879,252
Income tax liabilities	**24,300**	27,467	28,709
Provisions	**21,608**	24,254	31,288
Short-term debt and current portion of long-term debt	**7,496**	5,850	3,021
	1,045,028	970,133	942,270
Total equity and liabilities	**2,664,484**	2,540,853	2,606,347

The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited

For an explanation of financial definitions please see the Glossary of Terms in Annex XIV .

Annex IV
Statement of Changes in Equity
(including appropriation of the result of the first six months ended 30-06-2006)

(in € thousands)	Attributable to equity holders					
	Share capital	Share premium	Other reserves	Retained earnings	Equity component conv. bond	Total equity
Balance at 31 December 2005	619,429	38,920	14,001	(3,139)	61,740	730,951
Changes in equity for the period 1 January 2006 – 30 June 2006						
Exchange differences on translation foreign operations			(27,723)			(27,723)
Revaluation gain taken to equity			871			871
Cash flow hedges: Net gains/(losses) on cash flow hedges			891			891
Net income / (loss) recognised directly in equity			(25,961)			(25,961)
Profit / (loss) for the period				26,269		26,269
Total recognised income and expense for the period			(25,961)	26,269		308
Issue of share capital to employees	120	92	(212)			-
Issue of share capital	29	36				65
Share-based compensation plans			273			273
Balance at 30 June 2006	619,578	39,048	(11,899)	23,130	61,740	731,597

The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
For an explanation of financial definitions please see the Glossary of Terms in Annex XIV.

Annex V
Consolidated statement of cash flows

(in € thousands)	For the six months ended 30-06-2006	30-06-2005
Operating activities		
Operating profit / (loss)	**65,290**	(23,452)
Adjusted for:		
Depreciation and amortisation	**22,376**	24,613
Impairment losses	**8,714**	14,546
Other non-cash movements	**6,564**	5,512
Increase / (decrease) in provisions	**(4,593)**	3,951
Changes in working capital:		
- Inventories	**(71,811)**	(41,739)
- Receivables	**(115,942)**	(60,243)
- Trade and other payables	**74,053**	56,213
Operating cash flow	**(15,349)**	(20,599)
Interest received	**1,411**	2,378
Dividends received from associates	**1,810**	55
Interest paid and similar charges	**(24,812)**	(36,703)
Income taxes paid	**(12,855)**	(4,528)
Net cash from / (used in) operating activities	(49,795)	(59,397)
Investing activities		
Purchase of property, plant and equipment	**(19,803)**	(12,917)
Proceeds from sale of property, plant and equipment	**2,279**	764
Purchase of intangible assets	**(4,237)**	(1,575)
Acquisitions of subsidiaries, net of cash acquired	**(8,299)**	404
Divestments of / (investments in) subsidiaries, participations and other investments	**7,418**	11,321
Other investments and changes in receivables – net	**213**	71
Net cash from / (used in) investing activities	(22,429)	(1,932)
Financing activities		
Proceeds from long-term loans and similar instruments	**66,796**	178,328
Repayments of long-term loans and similar instruments	**(189)**	(108,857)
Payments of obligations under finance lease	**(8,967)**	(7,155)
Net proceeds from issue and purchase of shares	**(216)**	-
Increase / (decrease) in other non current liabilities	**(115)**	-
Increase / (decrease) in bank overdrafts	**221**	108
Net cash from / (used in) financing activities	57,530	62,424
Net increase / (decrease) in cash and cash equivalents	(14,694)	1,095

The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
.For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

Annex V (continued)
Consolidated statement of cash flows

	For the six months ended	
(in € thousands)	**30-06-2006**	30-06-2005
Change in cash and cash equivalents		
At 1 January	**85,542**	113,915
Net increase/(decrease) in cash and cash equivalents	**(14,694)**	1,095
Currency translation effects	**(1,622)**	(13,052)
At 30 June	**69,226**	101,958

The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
.For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

Annex VI
Free Cash Flow Reconciliation

	For the six months ended	
(in € thousands)	**30-06-2006**	30-06-2005
Free cash flow reconciliation		
EBITDA before exceptional items	**99,560**	33,338
Changes in working capital	**(113,700)**	(45,769)
Net interest and similar charges	**(23,401)**	(34,325)
Exceptional cash flow (before divestments / acquisitions)	**(3,178)**	(9,237)
Other cash from (used in) operating activities	**(9,076)**	(3,404)
Net cash from/ (used in) operating activities	**(49,795)**	(59,397)
Purchase of property, plant & equipment and intangible assets	**(24,040)**	(14,492)
Proceeds from sale of property, plant & equipment	**2,279**	764
Free cash flow (before divestments / acquisitions)	**(71,556)**	(73,125)
Cash flow from divestments / acquisitions	**(881)**	11,725
Free cash flow (after divestments / acquisitions)	**(72,437)**	(61,400)

The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited
.For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

Annex VII
Reconciliation from IFRS to Hagemeyer performance measures

Group

Income statement under IFRS (in € millions)	HY1 2006	Charged to Exceptional Items HY1 2006	Income statement excluding exceptional items	HY1 2006	HY1 2005
Net Revenue	2,987,269		Net Revenue	2,987,269	2,640,364
Gross profit	696,922		Gross profit before exceptional items	696,922	612,049
Operating expenses	(630,570)	10,085	Operating expenses before exceptional items	(620,485)	(604,263)
Other operating income / (expense)	(1,062)	1,809	Other operating income / (expense) before exceptional items	747	938
Operating result	65,290	11,894	Operating result before exceptional items	77,184	8,725

PPS Total (including corporate and other costs)

Income statement under IFRS (in € millions)	HY1 2006	Charged to Exceptional Items HY1 2006	Income statement excluding exceptional items	HY1 2006	HY1 2005
Net Revenue	2,798,713		Net Revenue	2,798,713	2,466,702
Gross profit	639,814		Gross profit before exceptional items	639,814	557,489
Operating expenses	(578,731)	9,588	Operating expenses before exceptional items	(569,143)	(555,371)
Other operating income / (expense)	(1,227)	1,809	Other operating income / (expense) before exceptional items	582	770
Operating result	59,856	11,397	Operating result before exceptional items	71,253	2,888

PPS Europe

Income statement under IFRS (in € millions)	HY1 2006	Charged to Exceptional Items HY1 2006	Income statement excluding exceptional items	HY1 2006	HY1 2005
Net Revenue	1,841,444		Net Revenue	1,841,444	1,650,275
Gross profit	424,884		Gross profit before exceptional items	424,884	373,879
Operating expenses	(376,596)	10,695	Operating expenses before exceptional items	(365,901)	(368,370)
Other operating income / (expense)	930	(656)	Other operating income / (expense) before exceptional items	274	505
Operating result	49,218	10,039	Operating result before exceptional items	59,257	6,014

PPS North America

Income statement under IFRS (in € millions)	HY1 2006	Charged to Exceptional Items HY1 2006	Income statement excluding exceptional items	HY1 2006	HY1 2005
Net Revenue	732,964		Net Revenue	732,964	607,015
Gross profit	164,679		Gross profit before exceptional items	164,679	135,141
Operating expenses	(143,890)	(140)	Operating expenses before exceptional items	(144,030)	(126,803)
Other operating income / (expense)	386	(248)	Other operating income / (expense) before exceptional items	138	(177)
Operating result	21,174	(388)	Operating result before exceptional items	20,786	8,161

PPS Asia-Pacific

Income statement under IFRS (in € millions)	HY1 2006	Charged to Exceptional Items HY1 2006	Income statement excluding exceptional items	HY1 2006	HY1 2005
Net Revenue	224,303		Net Revenue	224,303	209,411
Gross profit	50,251		Gross profit before exceptional items	50,251	48,570
Operating expenses	(47,470)	(131)	Operating expenses before exceptional items	(47,601)	(46,612)
Other operating income / (expense)	0	-	Other operating income / (expense) before exceptional items	0	(13)
Operating result	2,781	(131)	Operating result before exceptional items	2,650	1,945

ACE

Income statement under IFRS (in € millions)	HY1 2006	Charged to Exceptional Items HY1 2006	Income statement excluding exceptional items	HY1 2006	HY1 2005
Net Revenue	188,557		Net Revenue	188,557	173,662
Gross profit	57,107		Gross profit before exceptional items	57,107	54,561
Operating expenses	(51,839)	497	Operating expenses before exceptional items	(51,342)	(48,893)
Other operating income / (expense)	166	-	Other operating income / (expense) before exceptional items	166	169
Operating result	5,434	497	Operating result before exceptional items	5,931	5,837

Annex VIII
Summary Organic Revenue Growth

Organic Revenue Growth	Same number of working days HY1 2006	Q2 2006	Q1 2006	FY 2005	Unadjusted for working days HY1 2006	Q2 2006	Q1 2006	FY 2005
PPS Europe	**9.5%**	**13.3%**	**5.9%**	**4.9%**	9.8%	8.7%	11.0%	4.3%
PPS Germany	10.1%	14.1%	6.4%	4.9%	10.1%	8.7%	11.5%	3.6%
PPS UK	7.7%	9.1%	6.3%	0.5%	8.6%	5.7%	11.6%	(0.3%)
PPS Other Europe	10.2%	15.4%	5.3%	7.8%	10.4%	10.4%	10.4%	7.7%
PPS North America	**14.4%**	**13.8%**	**15.0%**	**8.3%**	15.1%	13.2%	17.0%	8.6%
of which PPS US	14.8%	14.4%	15.1%	7.7%	15.7%	14.4%	16.9%	8.1%
PPS Asia-Pacific	**9.5%**	**11.6%**	**7.7%**	**2.0%**	11.7%	9.1%	14.6%	1.7%
PPS Total	**10.7%**	**13.3%**	**8.4%**	**5.4%**	11.3%	8.9%	12.9%	5.1%
Agencies/CE	**18.6%**	**24.8%**	**12.6%**	**(4.4%)**	18.1%	19.6%	16.5%	(4.3%)
Total Group	**11.2%**	**14.0%**	**8.6%**	**4.7%**	11.7%	10.4%	13.1%	4.4%

Organic Revenue Growth	Same number of working days HY1 2005	Q2 2005	Q1 2005	FY 2004	Unadjusted for working days HY1 2005	Q2 2005	Q1 2005	FY 2004
PPS Europe	4.6%	3.6%	5.3%	3.3%	4.5%	7.2%	1.7%	4.3%
PPS Germany	2.6%	3.3%	1.8%	(7.9%)	2.6%	6.7%	(1.4%)	(6.5%)
PPS UK	0.6%	(0.2%)	1.3%	4.6%	(0.2%)	3.1%	(3.4%)	5.1%
PPS Other Europe	8.2%	6.2%	10.1%	9.3%	8.7%	10.1%	7.1%	10.6%
PPS North America	5.8%	7.2%	4.2%	3.7%	5.9%	7.6%	4.0%	3.7%
of which PPS US	4.8%	5.9%	3.7%	4.6%	4.8%	5.9%	3.7%	4.6%
PPS Asia-Pacific	1.4%	0.1%	4.1%	1.4%	0.8%	4.0%	(2.6%)	0.4%
PPS Total	4.5%	4.1%	4.9%	3.2%	4.5%	7.0%	1.9%	3.8%
Agencies/CE	(12.4%)	(18.5%)	(4.8%)		(12.1%)	(15.5%)	(7.6%)	0.5%
Total Group	3.3%	2.3%	4.3%		3.2%	5.1%	1.2%	3.5%

The figures for 30 June 2006, Q1, Q2 and HY1 2006 and 30 June 2005 are unaudited

.For an explanation of financial definitions please see the Glossary of Terms in Annex XIV

Annex IX
Variance analysis by PPS region

Net revenue development

(in € millions)	Net revenue		Variance	Organic Growth	Divestments/ acquisitions	FX Effect
	HY1 2006	HY1 2005				
PPS Europe	**1,841**	1,650	**191**	161	31	(1)
PPS North America	**733**	607	**126**	96	(4)	34
PPS Asia-Pacific	**225**	210	**15**	24	(10)	1
PPS Total	**2,799**	2,467	**332**	281	17	34

Gross profit

(in € millions)	Gross profit		Variance	Underlying movement	Divestments/ acquisitions	FX Effect
	HY1 2006	HY1 2005				
PPS Europe	**425**	374	**51**	47	5	(1)
PPS North America	**165**	135	**30**	24	(1)	7
PPS Asia-Pacific	**50**	48	**2**	4	(2)	0
PPS Total	**640**	557	**83**	75	2	6

Operating expenses

(in € millions)	Operating expenses		Variance	Underlying movement	Inflation related	Divestments/ acquisitions	FX Effect
	HY1 2006	HY1 2005					
PPS Europe	**366**	369	**(3)**	(13)	7	4	(1)
PPS North America	**144**	127	**17**	7	4	(1)	7
PPS Asia-Pacific	**47**	46	**1**	2	1	(3)	1
Corporate & other	**12**	13	**(1)**	(2)	1	0	0
PPS Total	**569**	555	**14**	(6)	13	0	7

Operating result

(in € millions)	Operating result		Variance	Underlying movement	Divestments/ Acquisitions	FX Effect
	HY1 2006	HY1 2005				
PPS Europe	**59**	6	**53**	53	1	(1)
PPS North America	**21**	8	**13**	13	0	0
PPS Asia-Pacific	**3**	2	**1**	1	1	(1)
Corporate & other	**(12)**	(13)	**1**	1	0	0
PPS Total	**71**	3	**68**	68	2	(2)

Annex X
Analysis of Exceptional Items

Net exceptional charges for the six months ended 30 June 2006 amounted to € 11.9 million. This charge consists of:

(€ 9.3 million)	Impairment of pre-paid leases and assets in UK.
(€ 1.2 million)	Exceptional items related to restructuring of logistics in Spain.
(€ 1.4 million)	Various other exceptional charges and benefits.
(€ 11.9 million)	**Total net exceptional charges.**

Annex XI
Net financial income / (expenses)

(in € millions)	**HY1 2006**	HY1 2005
Net interest income / (expenses)[1]	**(11.5)**	(16.2)
Coupon payments subordinated convertible bonds	**(6.7)**	(5.5)
Net interest expense as in covenant definition	**(18.2)**	(21.7)
Gain / (Loss) on foreign exchange	**(2.3)**	2.5
Make whole payment	**0.0**	(7.5)
Bank charges	**(1.9)**	(4.7)
Interest expense finance lease	**(4.7)**	(4.7)
Other financial income / (expenses)[1]	**(0.5)**	(1.0)
Interest accrual on subordinated convertible bonds	**(4.7)**	(3.4)
Amortisation of capitalised financing expenses	**(0.8)**	(2.3)
Fair value gain / (loss) financial instruments	**0.9**	(2.9)
Fair value adjustment on conversion option of subordinated convertible bonds	**0.0**	14.4
Net financial income / (expenses)	**(32.2)**	(31.3)

[1] Please note that the covenant definition now includes finance charges to customers, which were previously included under other financial income / (expense). HY1 2005 figures have been adjusted to reflect this.

Annex XII
PPS financial objectives: 2007 and 2009 ROIC

PPS financial objective 2007: 10% ROIC[1], with a range of 8% - 12%
PPS financial objective 2009: 11% - 15% ROIC[1]

(in € million) *12 months rolling*	FY 2005		HY2 2005 - HY1 2006		2007 objective [6,7]			2009 objective [6,7]		
Net revenue	5,193		5,525			100%			100%	
Organic revenue growth	*5.4%*		*8.4%*			*Assumed 4-6%* [6]			*Assumed 4-6%* [6]	
Gross profit	1,179	*22.7%*	1,261	*22.8%*	23%	-	24%	23%	-	24%
Operating expenses [3]	(1,112)	*(21.4%)*	(1,125)	*(20.4%)*		(20%)		(19%)	-	(18%)
Operating result [4]	67	*1.3%*	136	*2.5%*	3%	-	4%	4%	-	6%
Pro forma tax charge 26%	(17)	*(0.3%)*	(35)	*(0.6%)*		(1%)		(1%)		(2%)
NOPAT	50	*1.0%*	101	*1.8%*	2%	-	3%	3%	-	4%
PPS ROIC [2]	**3.3%**		**6.6%**		**8%**	**-**	**12%**	**11%**	**-**	**15%**
13 months rolling										
Average invested capital	1,505	*29.0%*	1,527	*27.6%*		27%		25%	-	30%
Average working capital	652	*12.6%*	675	*12.2%*		12%		11%	-	12%
Average capitalised goodwill [5]	609	*11.7%*	619	*11.2%*		11%			10%	
Average other assets	244	*4.7%*	233	*4.2%*		4%		4%	-	8%
Hagemeyer Factor (rolling GP to average NWC)	**1.81**		**1.87**		**1.9**	**-**	**2.0**	**1.9**	**-**	**2.2**

[1] As compared to a current Weighted Average Cost of Capital (WACC) of 8%
[2] Net operating profit after taxes excluding exceptional items / average invested capital
[3] Including Corporate & Other expenses, assuming 1% - 2% annual cost inflation
[4] Before exceptional items
[5] At historic costs, excluding amortisation
[6] Assuming 4% - 6% annual revenue growth, of which 1% - 2% price increases
[7] Excluding major acquisition effects

For our ROIC calculations, corporate and other overhead costs are fully included in operating expenses. Furthermore, our ROIC objective calculations exclude exceptional items. Goodwill is included in the invested capital base, at historical costs, as capitalised at the time of acquisition of the companies involved and excluding amortisation.

The following adjustments have been made to the 2007 PPS ROIC model:
- Our ROIC objective is now 10% (was: 9%), with an eventual outcome range of 8% - 12% (was: 7% - 10%)
- Assumes 4% - 6% annual revenue growth, of which 1% - 2% price increases and 1% - 2% cost inflation (was: 3-5% annual revenue growth assumption)
- Average invested capital: 27% (was: 28%-29%)
- Average net working capital: 12% (was: 12%-13%);
- Average other fixed assets: 4% (was: 5%)

For 2009, the level of operating expenses and of average other assets are affected by possible changes in the ownership structure of our assets (operational lease versus buying).

Annex XIII
Specification of average invested capital

in € million	Average goodwill (13 months rolling)		Average other assets (13 months rolling)		Average net working capital (13 months rolling)		Average invested capital (13 months rolling)	
Period ending	**30-06-06**	31-12-05	**30-06-06**	31-12-05	**30-06-06**	31-12-05	**30-06-06**	31-12-05
PPS Europe	**189**	191	**173**	183	**403**	387	**765**	761
PPS North America	**206**	200	**39**	38	**225**	215	**470**	453
PPS Asia-Pacific	**117**	117	**16**	16	**63**	63	**196**	196
Corporate & Other	**6**	1	**5**	7	**(16)**	(13)	**(5)**	(5)
PPS Total [1]	**518**	509	**233**	244	**675**	652	**1,426**	1,405
ACE	**5**	5	**6**	6	**74**	73	**85**	84
Group	**523**	514	**239**	250	**749**	725	**1,511**	1,489

[1] The average goodwill comprises of € 619 million capitalised goodwill in the past (31-12-2005: € 609 million) and € 101 million amortisation (31-12-2005: € 100 million)

Annex XIV
Glossary of Terms

Average net working capital	Average net working capital based on the closing balance of each month in the period June to June (13 months)
Basic earnings per share	Net result per ordinary share based on the weighted average number of shares outstanding during the half year, rounded to the nearest € cent
Diluted earnings per share	Net result per ordinary share based on the weighted average number of ordinary shares outstanding, plus the effect of dilutive options and share rights.
Dilutive options and share rights	Those options and share rights of which the exercise price is below the average market price over the period and of which the conditions for exercise have been satisfied. The option and share rights are only included to the extent that they would, if exercised, decrease earnings per share
EBITDA	Earnings before interest, tax, depreciation and amortisation of intangible assets
Exceptional items	Income or expenses related to normal operating activities, which because of their nature, magnitude or frequency of occurrence, are reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof
Free cash flow before divestments / acquisitions	Net cash flow from operating activities less net capital expenditures, before divestments and acquisitions of subsidiaries
Gross margin	Gross profit as a percentage of net revenue
Gross profit	Net revenue less cost of sales
Net interest expense	Interest expense from cash amounts drawn under group and/or local senior facilities plus annual coupon payments on subordinated convertible bonds minus interest earned on cash investments and cash balances
Net revenue	Revenue net of sales taxes, discounts, bonuses and rebates
Net senior debt	Cash amounts drawn under group and/or local senior facilities, minus freely available cash investments and cash balances
Net trading working capital	Inventories and trade receivables, less trade payables
Net working capital	Net trading working capital, other current receivables and pre-payments, less other current liabilities
Number of FTEs	Number of employees expressed as Full Time Equivalent
Operating margin	Operating result before exceptional items as a percentage of net revenue
Operating result	Gross profit less operating expenses plus other operating income
Organic (revenue) growth	Net revenue in the current period at current exchange rates less net revenue in the base period at current exchange rates, adjusted for net revenue from acquired and divested companies.
Organic revenue growth percentage	Organic revenue growth as a percentage of net revenue in the base period at current exchange rates, adjusted for net revenue from companies, divested since the base period, calculated on a same number of working days basis

HAGEMEYER

PERSBERICHT


HAGEMEYER
Local service
worldwide

HALFJAARCIJFERS 2006

HAGEMEYER

HALFJAARCIJFERS 2006

Highlights

- **Netto winst van € 26 miljoen, ten opzichte van een netto verlies van € 58 miljoen over het eerste halfjaar 2005**
- **Bedrijfsresultaat (vóór bijzondere posten) van € 77 miljoen, € 68 miljoen beter dan het eerste halfjaar 2005. Het bedrijfsresultaat over het eerste halfjaar 2006 bevat een positief effect van circa € 20 miljoen als gevolg van gestegen koperprijzen**
- **Bedrijfsresultaat (vóór bijzondere posten) in Verenigd Koninkrijk: break-even in het eerste halfjaar 2006**
- **Autonome omzetgroei van de Groep versnelt naar 14,0% in tweede kwartaal 2006 (HJ1 2006: 11,2%)**
- **Autonome omzetgroei PPS in het tweede kwartaal 2006 13,3% (HJ1 2006: 10,7%); circa de helft hiervan is toe te schrijven aan prijsstijgingen, voornamelijk koper-gerelateerd**
- **Verwacht bedrijfsresultaat (vóór bijzondere posten) van tenminste € 170 miljoen voor geheel 2006, ervan uitgaande dat zich geen aanzienlijke negatieve effecten van grondstofprijzen voordoen. Voor overige vooruitzichten zie pagina 6**

OVERZICHT BELANGRIJKSTE OPERATIONELE RESULTATEN HJ1 2006: ZIE BIJLAGE I, PAGINA 16

Kerngetallen

(in € miljoen)	**HJ1 2006**	HJ1 2005
Netto omzet	**2.987**	2.640
Autonome omzetgroei (op basis van gelijk aantal werkdagen)	**11,2%**	3,3%
Bedrijfsresultaat (vóór bijzondere posten)	**77**	9
Bijzondere posten	**(12)**	(32)
Bedrijfsresultaat	**65**	(23)
Netto resultaat	**26**	(58)
Netto resultaat per gewoon aandeel (in €)	**0,05**	(0,11)
Verwaterd netto resultaat per gewoon aandeel (in €)	**0,05**	(0,11)
Vrije kasstroom vóór desinvesteringen en acquisities	**(72)**	(73)
Netto senior schuld per 30 juni	**284**	295

Rudi de Becker, CEO:

"Wij zijn tevreden met onze prestatie in het eerste halfjaar. Onze autonome omzetgroei nam toe van 8,6% in het eerste kwartaal tot 14% in het tweede kwartaal en kwam daarmee uit op 11,2% over de eerste helft van het jaar. Wij zijn erin geslaagd het netto verlies van € 58 miljoen over het eerste halfjaar van 2005 om te zetten in een netto winst van € 26 miljoen over de eerste helft van dit jaar. Dat is een verbetering van het netto resultaat met € 84 miljoen. De verbetering van onze activiteiten is aanzienlijk. Dit is het gevolg van het commitment, het doorzettingsvermogen en de professionaliteit van alle 17.600 medewerkers van het wereldwijde Hagemeyer team. Onze resultaten over het eerste halfjaar werden ook gesteund door de positieve marktomstandigheden en de stijging van de grondstofprijzen. Ondanks het feit dat omzetgroei in ons type bedrijf al moeilijk te voorspellen is en hier nu de grillige ontwikkeling van grondstofprijzen bijkomt, durven we toch te stellen dat we een verdere positieve tweede helft van het jaar verwachten, met een gezonde onderliggende omzetgroei en een verbetering van onze winstgevendheid ten opzichte van vorig jaar."

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Alle autonome omzetgroei percentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

GECONSOLIDEERDE OMZET EN RESULTATEN

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	**HJ1 2006**	HJ1 2005
Netto omzet	**2.987**	2.640
Autonome omzetgroei (op basis van gelijk aantal werkdagen)	**11,2%**	3,3%
Bruto omzetresultaat	**697**	612
Bruto marge	***23,3%***	*23,2%*
Operationele lasten	**(620)**	(604)
Operationele lasten als % van de netto omzet	***(20,8%)***	*(22,9%)*
Overige operationele (lasten)/baten	**0**	1
Bedrijfsresultaat	**77**	9
Operationele marge	***2,6%***	*0,3%*
Gemiddeld netto werkkapitaal	**749**	743
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***12,6%***	*13,7%*

IFRS richtlijnen en waarderingsgrondslagen
De geconsolideerde cijfers van Hagemeyer N.V. over het eerste halfjaar 2005 en het eerste halfjaar 2006 zijn gebaseerd op de International Financial Reporting Standards (IFRS) en de waarderingsgrondslagen zoals opgenomen in het Jaarverslag 2005.
Hagemeyer N.V. gebruikt bepaalde niet-IFRS begrippen, zoals bijzondere posten, om de transparantie te bevorderen. De analyse in dit persbericht is gebaseerd op resultaten vóór bijzondere posten.
Na de publicatie van de halfjaarcijfers 2005 (persbericht van 26 augustus 2005) zijn met IFRS verbandhoudende aanpassingen doorgevoerd in de niet van een accountantsverklaring voorziene IFRS cijfers die in het halfjaarbericht waren opgenomen. In dit halfjaarbericht over 2006 zijn de aangepaste cijfers voor het eerste halfjaar van 2005 opgenomen, zoals toegelicht in bijlage XIII van het persbericht van 28 februari 2006 over de Jaarcijfers 2005.

De **netto omzet** over de eerste zes maanden van 2006 bedroeg € 2.987 miljoen (eerste halfjaar 2005: € 2.640 miljoen).

De **autonome omzetgroei** voor de Groep was € 310 miljoen. Het percentage autonome groei was 11,2% (eerste halfjaar 2005: 3,3%, tweede halfjaar 2005: 5,9%). Ongeveer de helft van deze groei kan worden toegeschreven aan prijsstijgingen, voornamelijk gerelateerd aan koper. Zowel onze PPS als onze ACE activiteiten realiseerden dubbelcijferige groei in het eerste halfjaar van 2006.

Door het netto effect van desinvesteringen en acquisities in 2005 en 2006 nam de netto omzet met € 2 miljoen toe. De belangrijkste transacties waren de desinvestering van Hagemeyer Asia Pacific Electronics (HAPE) per april 2005, de desinvestering van de Fodor (Fuji Film) activiteiten per oktober 2005 en de acquisitie van het resterende belang van 50% van El-Centrum (nu Elektroskandia geheten) in Polen in januari 2006.

Wisselkoersmutaties leidden tot een stijging van de netto omzet met € 35 miljoen, voornamelijk als gevolg van een zwakkere euro ten opzichte van de US dollar en de Canadese dollar.

Het **bruto omzetresultaat** bedroeg € 697 miljoen, een stijging met € 85 miljoen ten opzichte van dezelfde periode van vorig jaar. De autonome groei (inclusief bruto marge effecten) van het bruto omzetresultaat was € 80 miljoen. Desinvesteringen en acquisities leidden tot een afname van het bruto omzetresultaat met € 2 miljoen. Als gevolg van

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Alle autonome omzetgroei percentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

wisselkoersmutaties nam het bruto omzet-resultaat met € 7 miljoen toe.

De **bruto marge** voor de Groep steeg van 23,2% in het eerste halfjaar 2005 naar 23,3%. De PPS bruto marge nam met 30 basispunten toe van 22,6% in het eerste halfjaar van 2005 tot 22,9% in het eerste halfjaar van 2006. De bruto marge voor ACE bedroeg 30,3%, een daling ten opzichte van de in het eerste halfjaar van 2005 gerealiseerde marge van 31,4%.

Operationele lasten (vóór bijzondere posten) namen met € 16 miljoen of 2,6% toe (van € 604 miljoen tot € 620 miljoen). Acquisities en desinvesteringen leidden tot een daling van de kosten met € 3 miljoen. Als gevolg van wisselkoersmutaties namen de kosten met € 7 miljoen toe. Inflatie in het algemeen resulteerde in € 14 miljoen hogere operationele lasten. Deze factoren buiten beschouwing latend bedroeg de onderliggende kosten-besparing € 2 miljoen. Dit is de resultante van kostenbesparingen (vooral in het Verenigd Koninkrijk en Duitsland) en kostenstijgingen, voornamelijk als gevolg van een toename van het personeelsbestand met 1,2% ter ondersteuning van toegenomen bedrijvigheid.

Het **aantal volledige arbeidsplaatsen** (FTE's) per 30 juni 2006 bedroeg 17.604 ten opzichte van 17.209 per 1 januari 2006. 267 FTE's van de stijging met 395 FTE's in het eerste halfjaar 2006 houden verband met acquisities. In de meeste werkmaatschappijen (met uitzondering van het Verenigd Koninkrijk, Duitsland en Australië) werd nieuw personeel aangetrokken ter ondersteuning van de toegenomen bedrijvigheid.

Het **bedrijfsresultaat** (vóór bijzondere posten) verbeterde van € 9 miljoen (eerste halfjaar 2005) tot € 77 miljoen (eerste halfjaar 2006).

In het eerste halfjaar van 2006 boekte Hagemeyer € 12 miljoen aan **bijzondere lasten**. Een overzicht van de bijzondere posten in het eerste halfjaar van 2006 is opgenomen in Bijlage X.

De **netto financiële lasten** over het eerste halfjaar van 2006 bedroegen € 32 miljoen (eerste halfjaar 2005: € 46 miljoen exclusief baten als gevolg van reële waarde aanpassingen). Een specificatie van de financiële lasten is opgenomen in Bijlage XI. De daling van de netto financiële lasten is voornamelijk het gevolg van het ontbreken van aan de herfinanciering gerelateerde kosten zoals gemaakt in 2005.

De **acute belastinglast** bedroeg € 12 miljoen voor het eerste halfjaar van 2006, ten opzichte van € 9 miljoen in dezelfde periode van vorig jaar.

Per 30 juni 2006 heeft de groep € 837 miljoen aan compensabele verliezen die verrekend kunnen worden met belastbaar inkomen in de toekomst. Voor een bedrag van € 749 miljoen van deze compensabele verliezen zijn nog geen latente belastingactiva gevormd. De verwachte besparing op toekomstige belastingbetalingen als gevolg van het gebruik van laatstgenoemde verliezen bedraagt ongeveer € 223 miljoen. Dit bedrag zal geleidelijk in de jaar- en halfjaar-resultaten van de Groep worden opgenomen indien en voor zover de groepsmaatschappijen in de relevante landen positief belastbaar inkomen zullen realiseren of verwacht worden te realiseren in het betreffende jaar en de daarop volgende jaren. Het latente belastingactief dat dan zal worden geboekt wordt bepaald door de te verwachten besparing in belastingbetalingen in die jaren. De gekapitaliseerde latente belastingactiva zullen ieder half jaar worden aangepast. Deze mutaties in latente belastingactiva- en passiva worden gerapporteerd in de resultatenrekening onder "latente belastingen". In het eerste halfjaar van 2006 is een **netto latente belastingbate** van € 4 miljoen in het resultaat opgenomen.

Het **netto resultaat** over de eerste zes maanden van 2006 was € 26 miljoen positief. Dit vergelijkt zich met een netto verlies van € 58 miljoen in het eerste halfjaar van 2005, of € 73 miljoen negatief wanneer het effect van de positieve reële waarde aanpassingen van de

optiecomponent van de achtergestelde converteerbare obligaties buiten beschouwing wordt gelaten.

Het aantal **uitstaande aandelen** per 30 juni 2006 is 516.315.359 (30 juni 2005: 515.191.042). Voor de berekening van de **verwaterde winst per aandeel** over het eerste halfjaar van 2006 bedraagt het gewogen gemiddelde aantal uitstaande aandelen in het eerste halfjaar 517.060.109.
Dit is inclusief het verwaterend effect van opties en aandelenrechten. Niet meegerekend is het aantal gewone aandelen in geval van conversie van converteerbare obligaties, aangezien conversie zou leiden tot een toename van het netto resultaat en – gezien de winst per aandeel over het eerste halfjaar 2006 – tot een toename van de winst per aandeel. In dat geval moet dit element ingevolge IFRS buiten beschouwing gelaten worden.

Hagemeyer heeft in februari 2004 voor € 150 miljoen achtergestelde converteerbare obligaties uitgegeven, met vervaldatum 5 februari 2009. Met inachtneming van de voorwaarden van de Trustakte mag Hagemeyer al deze uitstaande obligaties op of na 19 februari 2007 aflossen. Dit kan leiden tot conversie door de obligatiehouders tegen een conversieprijs van € 2.04 per aandeel, hetgeen kan resulteren in uitgifte van maximaal circa 73,5 miljoen extra aandelen.

In maart 2005 werd voor € 135 miljoen aan achtergestelde converteerbare obligaties uitgegeven, met vervaldatum 30 maart 2012. Hagemeyer mag al deze uitstaande obligaties op of na 30 maart 2009 aflossen, met inachtneming van de voorwaarden van de Trustakte.

De **vrije kasstroom** vóór acquisities/desinvesteringen was in het eerste halfjaar van 2006 € 72 miljoen negatief (eerste halfjaar 2005: € 73 miljoen negatief). De verbeterde kasstroom uit bedrijfsresultaat en contante financiële lasten werd grotendeels gebruikt om een stijging van het werkkapitaal te financieren die voor een deel veroorzaakt werd door hogere grondstofprijzen verwerkt in de producten op voorraad, omzetstijging en seizoensinvloeden.

Als gevolg hiervan nam de **netto senior schuld** van de Groep toe van € 210 miljoen ultimo 2005 naar € 284 miljoen per 30 juni 2006.

Het **eigen vermogen** per 30 juni 2006 bedroeg € 732 miljoen, een netto toename met € 1 miljoen ten opzichte van 31 december 2005. De belangrijkste elementen van deze verschuiving waren de netto winst van € 26 miljoen in het eerste halfjaar van 2006 en een negatief effect van wisselkoersmutaties van € 27 miljoen.

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de periode eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Alle autonome omzetgroei percentage zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van de Engelse tekst die bindend is

VOORUITZICHTEN 2006

De volgende twee nieuwe elementen zijn toegevoegd aan de eerder gepubliceerde vooruitzichten voor het gehele jaar 2006:

- Wij verwachten een bedrijfsresultaat (vóór bijzondere posten) te behalen van ten minste € 170 miljoen, ervan uitgaande dat zich geen aanzienlijke negatieve effecten van grondstofprijzen voordoen; en
- Wij verwachten financiële lasten te boeken van circa € 70 miljoen.

Alle eerder bekendgemaakte elementen van de vooruitzichten voor het gehele jaar 2006 blijven ongewijzigd.

DOELSTELLINGEN NA 2006

Wij hebben ons 2007 PPS ROIC model herzien. Ook introduceren wij een 2009 PPS ROIC model.

- Voor 2007 is de doelstelling van onze kernactiviteit PPS nu een Return on Invested Capital (ROIC), inclusief geactiveerde goodwill, van 10% (was 9%), ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst zal naar verwachting liggen tussen de 8% en 12% (was: 7% en 10%), en hangt hoofdzakelijk af van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 4% tot 6% (was: 3% tot 5%) en onze doelstelling tot verbetering van de bruto marge te realiseren.
- Voor 2009 is de doelstelling voor onze kernactiviteit PPS een Return on Invested Capital (ROIC), inclusief geactiveerde goodwill, van tussen de 11% en 15%, ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst voor 2009 zal hoofdzakelijk afhankelijk zijn van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 4% tot 6% en onze doelstelling tot verbetering van de bruto marge te realiseren.

Voor details van het herziene PPS ROIC model voor 2007 en het nieuwe PPS ROIC model voor 2009, verwijzen wij naar Bijlage XII.

Naarden, 9 augustus 2006
HAGEMEYER N.V.
Raad van Bestuur

In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder die met betrekking tot zakelijke, economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses, of conclusies getrokken uit op deze aannames gebaseerde analyses. Deze vooruitzichten omvatten niet het effect van thans onvoorziene toekomstige reële waarde-aanpassingen en/of waardeverminderingen.

Over het eerste halfjaar van 2006 realiseerde Hagemeyer een netto omzet van € 3 miljard (gehele jaar 2005: € 5,6 miljard) en had circa 17.600 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

PROFESSIONAL PRODUCTS EN SERVICES (PPS) *

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	**HJ1 2006**	HJ1 2005
Netto omzet	**2.799**	2.467
Autonome omzetgroei (op basis van gelijk aantal werkdagen)	**10,7%**	4,5%
Bruto omzetresultaat	**640**	557
Bruto marge	***22,9%***	*22,6%*
Operationele lasten	**(569)**	(555)
Operationele lasten als % van de netto omzet	***(20,3%)***	*(22,5%)*
Overige operationele (lasten)/baten	**0**	1
Bedrijfsresultaat	**71**	3
Operationele marge	***2,5%***	*0,1%*
Gemiddeld netto werkkapitaal	**675**	662
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***12,2%***	*13,2%*

*inclusief hoofdkantoorkosten en overige lasten

Netto omzet ontwikkeling per regio [1]

(in € miljoen)	Netto omzet		**Verschil**	Autonome groei	Desinvest/ acquisities	Wisselkoers Effect
	HJ1 2006	HJ1 2005				
PPS Europa	**1.841**	1.650	**191**	161	31	(1)
PPS Noord-Amerika	**733**	607	**126**	96	(4)	34
PPS Azië-Pacific	**225**	210	**15**	24	(10)	1
PPS Totaal	**2.799**	2.467	**332**	281	17	34

[1] Voor een analyse per PPS regio van de verschillen ten aanzien van bruto omzetresultaat, operationele lasten en bedrijfsresultaat zie bijlage IX.

De **netto omzet** voor de PPS activiteiten bedroeg over het eerste halfjaar € 2.799 miljoen (eerste halfjaar 2005: € 2.467 miljoen).

De **autonome omzetgroei** was € 281 miljoen ofwel 10,7%, ten opzichte van 4,5% in het eerste halfjaar 2005 en 6,2% in het tweede halfjaar 2005. Het netto effect van desinvesteringen en acquisities was € 17 miljoen positief. Wisselkoersmutaties hadden een positief effect van € 34 miljoen. In het tweede kwartaal van 2006 steeg de autonome omzetgroei voor PPS versneld naar 13,3%, van 8,4% in het eerste kwartaal. Naar schatting is ongeveer de helft van de autonome groei over het eerste halfjaar 2006 afkomstig van prijsstijgingen, die aanzienlijk waren voor kabelproducten als gevolg van de hogere koperprijzen.

De **bruto marge** van de PPS activiteiten was 22,9%, 30 basispunten beter dan in het eerste halfjaar van 2005 en 10 basispunten beter dan in het tweede halfjaar van 2005. De vele initiatieven aan de verkoop- en inkoopkant hadden merkbaar positief effect in bijna alle werkmaatschappijen, het duidelijkst in het Verenigd Koninkrijk.

De **operationele lasten** (vóór bijzondere posten) na eliminatie van het effect van acquisities en desinvesteringen, wisselkoersmutaties en algemene inflatie en daarmee verbandhoudende salarisverhogingen namen met € 6 miljoen af. Dit kwam voort uit lagere kosten in het Verenigd Koninkrijk en Duitsland (besparingen in personeelkosten en vrachtkosten) en werd gedeeltelijk teniet gedaan door een toename in het personeelsbestand in andere ondernemingen ter ondersteuning van groei in omzetvolumes.

Het **bedrijfsresultaat** (vóór bijzondere posten) was € 71 miljoen of 2,5% als percentage van de netto omzet, ten opzichte van € 3 miljoen in het eerste halfjaar van 2005. Acquisities en

desinvesteringen en wisselkoersmutaties hadden geen belangrijke invloed op het bedrijfsresultaat in de verslagperiode. De verbetering met € 68 miljoen is voornamelijk het gevolg van hogere omzetten.

Het bedrijfsresultaat profiteerde aanzienlijk van de prijsstijgingen in koper en kabels. Over het algemeen zijn we in staat geweest de prijsverhogingen aan de markt door te berekenen; het effect op de bruto marge van kabels was slechts gering. Naar schatting heeft het positieve prijseffect in de omzet in kabel, tegen nagenoeg constante bruto marges, geleid tot een toename van het bedrijfsresultaat met circa € 20 miljoen.

Het **gemiddelde netto werkkapitaal** als percentage van de netto omzet verbeterde naar 12,2% (van 13,2% in het eerste halfjaar 2005 en 12,6% in het gehele jaar 2005) voornamelijk als gevolg van een verbetering in handelscrediteuren en een hogere productiviteit van de voorraden.

PROFESSIONAL PRODUCTS EN SERVICES EUROPA

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	HJ1 2006	HJ1 2005
Netto omzet	**1.841**	1.650
Autonome omzetgroei (op basis van gelijk aantal werkdagen)	**9,5%**	4,6%
Bruto omzetresultaat	**425**	374
Bruto marge	***23,1%***	*22,7%*
Operationele lasten	**(366)**	(369)
Operationele lasten als % van de netto omzet	***(19,9%)***	*(22,3%)*
Overige operationele (lasten)/baten	**0**	1
Bedrijfsresultaat	**59**	6
Operationele marge	***3,2%***	*0,4%*
Gemiddeld netto werkkapitaal	**403**	409
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***11,1%***	*12,1%*

De **netto omzet** over het eerste halfjaar 2006 was € 1.841 miljoen (eerste halfjaar 2005: € 1.650 miljoen).

De **autonome omzetgroei** bedroeg € 161 miljoen, ofwel 9,5%. (eerste halfjaar 2005: 4,6%). De 9,5% groei over het eerste halfjaar 2005 is samengesteld uit 5,9% over het eerste kwartaal 2006 en 13,3% over het tweede kwartaal 2006. Desinvesteringen en acquisities hadden een positief effect van € 31 miljoen, wisselkoersmutaties leidden tot een omzetdaling van € 1 miljoen.

Het **bruto omzetresultaat** nam toe van € 374 miljoen in het eerste halfjaar van 2005 tot € 425 miljoen in het eerste halfjaar van 2006. De **bruto marge** was 23,1%, een verbetering met 40 basispunten ten opzichte van het eerste halfjaar van 2005.

Ten opzichte van het eerste halfjaar van 2005 was sprake van een daling van de **operationele lasten** (vóór bijzondere posten) met € 3 miljoen. Acquisities leidden tot een toename van € 4 miljoen; wisselkoersmutaties leidden tot een daling met € 1 miljoen. De operationele lasten stegen met € 7 miljoen als gevolg van inflatie en daarmee verbandhoudende salarisverhogingen. De onderliggende kostenbesparing van € 13 miljoen was een combinatie van kostenbesparingen in het Verenigd Koninkrijk en Duitsland en kostenstijgingen bij andere ondernemingen.

Het **bedrijfsresultaat** (vóór bijzondere posten) verbeterde met € 53 miljoen van € 6 miljoen in het eerste halfjaar van 2005 tot € 59 miljoen in het eerste halfjaar van 2006. Het effect van acquisities en wisselkoersmutaties was gering.

Het **gemiddeld netto werkkapitaal** als percentage van de netto omzet verbeterde van 12,1% in het eerste halfjaar van 2005 tot 11,1% in het eerste halfjaar van 2006. Dit is voornamelijk het gevolg van verbeterde betalingscondities aan de kant van leveranciers en een hogere productiviteit van de voorraden.

Verenigd Koninkrijk

Het herstel van Hagemeyer UK zette in het eerste halfjaar van 2006 voort. De autonome omzetgroei over het eerste halfjaar van 2006 was 7,7% (Kw2 2006: 9,1%). Behalve door het positieve effect van de gestegen koperprijzen en een positief economisch klimaat, werd de omzetgroei bij onze ondernemingen in het Verenigd Koninkrijk gedreven door een uitstekende klantenservice, dynamische marketing- en verkoopcampagnes, de aanhoudende uitbreiding van het verkoopteam en een bovengemiddelde omzetgroei in het kleine en middelgrote klantensegment. De herstructurering van onze divisie Industrial en de beëindiging van niet-winstgevende activiteiten had een licht dempend effect op de omzetgroei. We zullen strenge winstgevendheidcriteria blijven hanteren voor zowel nieuwe als bestaande klanten en grote projecten. De belangrijkste focus ligt

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de periode eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Alle autonome omzetgroei percentage zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van de Engelse tekst die bindend is

meer op winstgevende groei en het uitbreiden van het klantenbestand dan op groei omwille van groei op zich.

Besparingen in inkoopkosten en een beter prijsbeleid resulteerden in een verdere verbetering van de bruto marge. De operationele lasten zijn verder teruggebracht in het eerste halfjaar van 2006, voornamelijk als gevolg van het resterende effect van de sluiting van ons nationaal distributiecentrum in Runcorn aan het eind van het eerste halfjaar van 2005 en de voortgaande stroomlijning van ons logistieke netwerk. Er werd een nieuw en modern regionaal distributiecentrum in gebruik genomen in Park Royal in Londen. Dit nieuwe RDC belevert de omgeving van Londen en het zuidoosten van het Verenigd Koninkrijk en heeft de activiteiten overgenomen van drie kleinere vestigingen.

Thomas Hammerschmid werd benoemd tot CFO van Hagemeyer UK. Hij volgt Alex Wouterse op, die de functie van CFO sinds begin 2005 op tijdelijke basis vervulde. Thomas Hammerschmid heeft uitgebreide financiële ervaring opgedaan bij Hagemeyer Duitsland en bij Newey & Eyre, onze belangrijkste onderneming in het Verenigd Koninkrijk. Alex Wouterse keert terug naar Hagemeyers hoofdkantoor in Naarden, waar hij zijn functie van Vice President Operational Support weer opneemt.

De combinatie van omzetgroei, een betere bruto marge en lagere operationele kosten, resulteerde in een break-even bedrijfsresultaat (vóór bijzondere posten) voor Hagemeyer UK over het eerste halfjaar van 2006. Dit geeft ons alle vertrouwen dat Hagemeyer UK een positief bedrijfsresultaat (vóór bijzondere posten) zal realiseren over het gehele jaar 2006.

Centraal Europa

Met een omzetgroei 10,1% in het eerste halfjaar van 2006 (Kw2 2006: 14,1%) nam het marktaandeel van Hagemeyer **Duitsland** verder toe. Succesvolle marketing- en verkoopcampagnes resulteerden in sterke omzetgroei in zowel constructie en installatie als in het industriële segment.

Net als bij de meeste andere werkmaatschappijen werd de omzetgroei gesteund door de stijging van de koperprijs. Bovendien zagen we een verdere verbetering van de Duitse markt in het eerste halfjaar van 2006. Met name de utiliteitsbouw toonde tekenen van herstel. De omzetgroei, in combinatie met een verdere daling van de operationele lasten, resulteerde in een aanzienlijke verbetering van het bedrijfsresultaat ten opzichte van het eerste halfjaar van 2005.

De andere werkmaatschappijen in de regio Centraal Europa, **Zwitserland**, **Nederland** en **Oostenrijk** leverden allemaal een sterke prestatie in het eerste halfjaar. Hun omzetgroei was groter dan de groei van de markt en hun bedrijfsresultaten waren aanzienlijk beter dan in het eerste halfjaar van 2005.

Nordics

De regio Nordics blijft een van de beste performers van de Groep. Ondanks een daling van de verkopen aan de telecomsector nam de omzet van de regio Nordics in het eerste halfjaar van 2006 toe met 7% (Kw2 2006: 12,1%). De constructie en installatie activiteiten waren in de hele regio Nordics sterk en er was sprake van bovengemiddelde omzetgroei in het kleine en middelgrote installatiesegment. Onze verkopen aan nutsbedrijven vormden een belangrijk element van de omzetgroei in Zweden.

De bruto marge verbeterde als gevolg van een daling van activiteiten met een lage marge en een toename van de omzet aan het kleine en middelgrote klantensegment, met hogere marges. Het bedrijfsresultaat van de regio Nordics was in het eerste halfjaar 2006 aanzienlijk hoger dan in het eerste halfjaar van 2005.

Ook de ontwikkeling van de activiteiten van de dochterondernemingen in opkomende markten die onder de regio Nordics vallen – **Polen, Rusland, de Baltische Staten** en **China** – was in het eerste halfjaar van 2006 positief. Onze werkmaatschappij in Polen, waarvan de resultaten na de acquisitie van het resterende 50% belang in januari 2006, nu geconsolideerd worden in onze cijfers liet een sterke omzetgroei zien en draagt bij

aan ons bedrijfsresultaat. Onze onderneming in China breidt het klantenbestand geleidelijk uit en de omzet aan industriële klanten nam toe.

Spanje

Onze Spaanse activiteit bleef sterk groeien met een autonome groei van 15% over het eerste halfjaar van 2006 (Kw2 2006: 21,5%). Deze groei was zelfs hoger dan de hoge groei van de Spaanse markt die voornamelijk gestimuleerd wordt door een sterke bouwactiviteit.

Onze omzet aan het industriële segment liet ook een gezonde groei zien. De omzetgroei, in combinatie met een betere bruto marge, resulteerde in een bedrijfsresultaat voor het eerste halfjaar van 2006 dat hoger was dan in het eerste halfjaar van 2005.

In het eerste halfjaar van 2006 werd een nieuw, modern regionaal distributiecentrum operationeel voor Madrid en omstreken. Een dergelijk regionaal distributiecentrum voor Barcelona en omstreken zal naar verwachting tegen het eind van het jaar in gebruik genomen worden.

PROFESSIONAL PRODUCTS EN SERVICES NOORD-AMERIKA

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	**HJ1 2006**	HJ1 2005
Netto omzet	**733**	607
Autonome omzetgroei (op basis van gelijk aantal werkdagen)	**14,4%**	5,8%
Bruto omzetresultaat	**165**	135
Bruto marge	***22,5%***	*22,3%*
Operationele lasten	**(144)**	(127)
Operationele lasten als % van de netto omzet	***(19,7%)***	*(20,9%)*
Overige operationele (lasten)/baten	**0**	0
Bedrijfsresultaat	**21**	8
Operationele marge	***2,8%***	*1,3%*
Gemiddeld netto werkkapitaal	**225**	200
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***15,7%***	*16,6%*

De **netto omzet** over de eerste zes maanden van 2006 bedroeg € 733 miljoen, een toename van € 126 miljoen ten opzichte van het eerste halfjaar van 2005.

De **autonome groei** voor de periode bedroeg € 96 miljoen, ofwel 14,4%. In tegenstelling tot de rest van onze PPS activiteiten had de stijging van de koperprijs maar een gering effect op de omzetgroei, omdat constructie en installatie, de belangrijkste afzetmarkt voor koperhoudende kabels, slechts 15% van onze activiteiten in Noord-Amerika uitmaakt. Het netto effect van de verkoop van zes C&I vestigingen in de omgeving van Pittsburgh leidde tot een omzetdaling van € 4 miljoen. Wisselkoersmutaties hadden een positief effect om de omzet van € 34 miljoen.

In de **Verenigde Staten** was sprake van 14,8% autonome omzetgroei over het eerste halfjaar van 2006 (Kw2 2006: 14,4%). De groei was voornamelijk het gevolg van sterke omzetten in het integrated supply segment en aan C&I klanten. In het integrated supply segment is de groei toe te schrijven aan het binnenhalen van belangrijke nieuwe klanten en een gezond activiteiten-niveau bij bestaande integrated supply klanten. In C&I waren de sterke prestaties in dit segment het gevolg van gunstige markt-omstandigheden, in combinatie met een stijging van grondstoffenprijzen en van een belangrijk commercieel bouwproject.

Ook in Canada en in Mexico werd dubbelcijferige groei gerealiseerd. In **Canada** concentreerde onze groei zich in het westen en werd gedreven door toegenomen activiteit in het olie en gas segment. De omzetgroei in **Mexico** werd voornamelijk veroorzaakt door hogere verkopen bij de vestigingen in combinatie met nieuwe MRO contracten bij verschillende klanten.

De **bruto marge** voor de regio verbeterde van 22,3% in het eerste halfjaar van 2005 naar 22,5% in het eerste halfjaar 2006, ondanks een verschuiving in de mix in de Verenigde Staten naar het integrated supply segment en C&I klanten met een lagere dan gemiddelde bruto marge. De verbetering van de bruto marge werd veroorzaakt door hogere bruto marges in de Verenigde Staten en Canada, voornamelijk toe te schrijven aan initiatieven om de inkoop-voorwaarden te verbeteren en meer in te kopen bij leveranciers die de voorkeur genieten (preferred suppliers).

De **operationele lasten** in het eerste halfjaar 2006 bedroegen € 144 miljoen, een stijging van € 17 miljoen ten opzichte van het eerste halfjaar van 2005. Als gevolg van desinvesteringen namen de operationele lasten met € 1 miljoen af; wisselkoersen leidden tot een stijging van € 7 miljoen. Inflatie en daaraan gerelateerde salarisverhogingen hadden een negatief effect van € 4 miljoen. De onderliggende kostenstijging van € 7 miljoen was voornamelijk het gevolg van

kosten verbandhoudende met het openen van nieuwe integrated supply magazijnen bij klanten in de Verenigde Staten, hogere ziektekosten van personeel, een stijging van aan omzet en winst gerelateerde bonussen, advieskosten en kosten in verband met het project om de drie IT systemen in de Verenigde Staten tot één systeem te consolideren.

Het **bedrijfsresultaat** (vóór bijzondere posten) verbeterde van € 8 miljoen in het eerste halfjaar van 2005 naar € 21 miljoen in het eerste halfjaar van 2006. Het effect van desinvesteringen en wisselkoersmutaties op het bedrijfsresultaat in de regio Noord-Amerika was gering.

Het **gemiddeld netto werkkapitaal** als percentage van de netto omzet was 15,7%, een verbetering ten opzichte van de 16,6% in het eerste halfjaar van 2005, als gevolg van een efficiënter voorraadbeheer.

PROFESSIONAL PRODUCTS EN SERVICES AZIË-PACIFIC

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	**HJ 2006**	HJ1 2005
Netto omzet	**225**	210
Autonome omzetgroei (op basis van gelijk aantal werkdagen)	**9,5%**	1,4%
Bruto omzetresultaat	**50**	48
Bruto marge	***22,4%***	*23,2%*
Operationele lasten	**(47)**	(46)
Operationele lasten als % van de netto omzet	***(21,2%)***	*(22,3%)*
Overige operationele (lasten)/baten	**0**	0
Bedrijfsresultaat	**3**	2
Operationele marge	***1,2%***	*0,9%*
Gemiddeld netto werkkapitaal	**63**	64
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***14,0%***	*14,4%*

De **netto omzet** over de eerste zes maanden van 2006 bedroeg € 225 miljoen (eerste halfjaar 2005: € 210 miljoen).

De **autonome omzetgroei** was € 24 miljoen, ofwel 9,5% in het eerste halfjaar van 2006 (Kw2 2006: 11,6%). Desinvesteringen hadden een negatief effect op de netto omzet van € 10 miljoen; het effect van wisselkoersmutaties was € 1 miljoen positief.

Hoewel de woningbouwmarkt in **Australië** nog steeds zwak is, is in de utiliteitsbouw sprake van gezonde groei. Onze omzetgroei kwam voornamelijk uit toegenomen verkopen aan het marktsegment van kleine en middelgrote installateurs, waar we marktaandeel winnen. Onze omzet aan grote C&I installateurs is afgenomen door de beëindiging van niet-winstgevende activiteiten en de implementatie van strengere winstgevendheidcriteria voor het aannemen van projecten.

Ook de ontwikkeling van Hagemeyer Australia's vestigingen in **Singapore, Maleisië** en **Thailand** was in het eerste halfjaar van 2006 positief. De initiatieven om onze klantenbasis in deze landen te vergroten hebben in toenemende mate succes.

Hoewel de onderliggende **bruto marge** bij Hagemeyer Australia verbeterde, nam de bruto marge van de regio Azië-Pacific af van 23,2% over het eerste halfjaar 2005 tot 22,4% in het eerste halfjaar van 2006. Deze verslechtering met 80 basispunten is het gevolg van de desinvestering van de HAPE activiteiten die een hogere bruto marge hadden en een toenemend aandeel van onze activiteiten in Zuidoost-Azië met lagere bruto marges.

De **operationele lasten** stegen van € 46 miljoen tot € 47 miljoen in het eerste halfjaar van 2006. Desinvesteringen leidden tot een daling van de kosten met € 3 miljoen. Wisselkoersmutaties hadden een toename van de operationele lasten met € 1 miljoen tot gevolg. De onderliggende kostenstijging – gecorrigeerd voor inflatie en daaraan gerelateerde salarisverhogingen – bedroeg € 2 miljoen.

Het **bedrijfsresultaat** (vóór bijzondere posten) over het eerste halfjaar van 2006 bedroeg € 3 miljoen (eerste halfjaar 2005: € 2 miljoen). Het effect van desinvesteringen en wisselkoersmutaties was minimaal.

Het **gemiddeld netto werkkapitaal** als percentage van de netto omzet verbeterde in het eerste halfjaar 2006 tot 14,0% (eerste halfjaar 2005: 14,4%). Dit was voornamelijk het gevolg van een beter beheer van handelsdebiteuren.

AGENCIES / CONSUMER ELECTRONICS (ACE)

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	**HY1 2006**	HY1 2005
Netto omzet	**188**	173
Autonome omzetgroei (op basis van gelijk aantal werkdagen)	**18,6%**	(12,4%)
Bruto omzetresultaat	**57**	55
Bruto marge	***30,3%***	*31,4%*
Operationele lasten	**(51)**	(49)
Operationele lasten als % van de netto omzet	***(27,2%)***	*(28,2%)*
Overige operationele (lasten)/baten	**0**	0
Bedrijfsresultaat	**6**	6
Operationele marge	***3,1%***	*3,4%*
Gemiddeld netto werkkapitaal	**74**	81
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***17,7%***	*20,3%*

De **netto omzet** over het eerste halfjaar 2006 bedroeg € 188 miljoen tegen € 173 miljoen over het eerste halfjaar 2005.

De **autonome groei** bedroeg € 29 miljoen, ofwel 18,6% in het eerste halfjaar van 2006. Prijsdalingen van consumentenelektronica hadden een negatief effect van circa 5% op de omzetgroei. Als gevolg van de desinvestering van Fodor (Fuji Film) in Nederland en enkele merken in Australië nam de omzet met € 15 miljoen af; wisselkoersmutaties hadden een positief effect van € 1 miljoen.

Bij onze activiteiten in Nederland was in het eerste halfjaar sprake van zeer sterke groei, met name door de hoge verkopen van TV-schermen (effect van het Wereldkampioenschap voetbal) en digitale camera's. Ondanks een stagnatie in de Australische consumentenmarkt, slaagde onze ACE activiteit in Australië erin om in het eerste halfjaar een gezonde groei te realiseren. Nieuwe consumentenelektronicaproducten en onze koel- en verwarmingsactiviteiten leverden de belangrijkste bijdrage aan deze groei. Groei in onze luxe artikelen activiteit in Azië was beperkt, als gevolg van een afzwakkende consumentenmarkt in Hong Kong, Taiwan (credit-card crisis) and Micronesië.

De **bruto marge** daalde van 31,4% in het eerste halfjaar van 2005 naar 30,3% in het eerste halfjaar van 2006, voornamelijk als gevolg van een veranderde samenstelling van het productpakket.

De **operationele lasten** namen toe van € 49 miljoen in het eerste halfjaar van 2005 tot € 51 miljoen in het eerste halfjaar van 2006. Desinvesteringen leidden tot een afname van de operationele lasten met € 4 miljoen. Als gevolg van wisselkoersmutaties stegen de operationele lasten met € 1 miljoen. Gecorrigeerd voor inflatie en daaraan gerelateerde salarisverhogingen, bedroeg de onderliggende kostenstijging € 4 miljoen; de ratio operationele lasten als percentage van de omzet verbeterde als gevolg van hogere omzetniveaus.

Het **bedrijfsresultaat** over het eerste halfjaar van 2006 bleef stabiel op € 6 miljoen.

Het **gemiddeld netto werkkapitaal** als percentage van de netto omzet verbeterde van 20,3% in het eerste halfjaar 2005 tot 17,7% in het eerste halfjaar van 2006.

Bijlage I
Belangrijkse operationele resultaten HJ1 2006

Netto omzet (in € miljoen)	HJ1 2006	Kw2 2006	Kw1 2006
Totaal Groep	2.987	1.538	1.449
Totaal PPS	2.799	1.435	1.364
PPS Europa	1.841	957	884
PPS Noord-Amerika	733	360	373
PPS Azië-Pacific	225	118	107
ACE	188	103	85

Autonome omzet groei	HJ1 2006	Kw2 2006	Kw1 2006
Totaal Groep	11,2%	14,0%	8,6%
Totaal PPS	10,7%	13,3%	8,4%
PPS Europa	9,5%	13,3%	5,9%
PPS Noord-Amerika	14,4%	13,8%	15,0%
PPS Azië-Pacific	9,5%	11,6%	7,7%
ACE	18,6%	24,8%	12,6%

Bruto omzetresultaat (in € miljoen)	HJ1 2006	HJ1 2005	Verschil
Totaal Groep	697	612	+85
Totaal PPS	640	557	+83
PPS Europa	425	374	+51
PPS Noord-Amerika	165	135	+30
PPS Azië-Pacific	50	48	+2
ACE	57	55	+2

Bruto marge	HJ1 2006	HJ1 2005	Verschil
Totaal Groep	23,3%	23,2%	+0,1%
Totaal PPS	22,9%	22,6%	+0,3%
PPS Europa	23,1%	22,7%	+0,4%
PPS Noord-Amerika	22,5%	22,3%	+0,2%
PPS Azië-Pacific	22,4%	23,2%	(0,8%)
ACE	30,3%	31,4%	(1,1%)

Operationele lasten (in € miljoen)	HJ1 2006	HJ1 2005	Verschil
Totaal Groep	620	604	+16
Totaal PPS	569	555	+14
PPS Europa	366	369	(3)
PPS Noord-Amerika	144	127	+17
PPS Azië-Pacific	47	46	+1
Hoofdkantoor	12	13	(1)
ACE	51	49	+2

Operationele lasten als % van de netto omzet	HJ1 2006	HJ1 2005	Verschil
Totaal Groep	20,8%	22,9%	(2,1%)
Totaal PPS	20,3%	22,5%	(2,2%)
PPS Europa	19,9%	22,3%	(2,5%)
PPS Noord-Amerika	19,7%	20,9%	(1,2%)
PPS Azië-Pacific	21,2%	22,3%	(1,0%)
Hoofdkantoor	n.a.	n.a.	n.a.
ACE	27,2%	28,2%	(0,9%)

Bedrijfsresultaat (in € miljoen)	HJ1 2006	HJ1 2005	Verschil
Totaal Groep	77	9	+68
Totaal PPS	71	3	+68
PPS Europa	59	6	+53
PPS Noord-Amerika	21	8	+13
PPS Azië-Pacific	3	2	+1
Hoofdkantoor	(12)	(13)	+1
ACE	6	6	+0

Operationele marge	HJ1 2006	HJ1 2005	Verschil
Totaal Groep	2,6%	0,3%	+2,3%
Totaal PPS	2,5%	0,1%	+2,4%
PPS Europa	3,2%	0,4%	+2,9%
PPS Noord-Amerika	2,8%	1,3%	+1,5%
PPS Azië-Pacific	1,2%	0,9%	+0,3%
Hoofdkantoor	n.a.	n.a.	n.a.
ACE	3,1%	3,4%	(0,2%)

Gemiddeld netto werkkapitaal (in € miljoen)[1]	HJ1 2006	HJ1 2005	Verschil
Totaal Groep	749	743	+6
Totaal PPS	675	662	+13
PPS Europa	403	409	(6)
PPS Noord-Amerika	225	200	+25
PPS Azië-Pacific	63	64	(1)
Hoofdkantoor	(16)	(11)	(5)
ACE	74	81	(7)

Netto werkkapitaal ratio[2]	HJ1 2006	HJ1 2005	Verschil
Totaal Groep	12,6%	13,7%	(1,1%)
Totaal PPS	12,2%	13,2%	(0,9%)
PPS Europa	11,1%	12,1%	(1,0%)
PPS Noord-Amerika	15,7%	16,6%	(0,9%)
PPS Azië-Pacific	14,0%	14,4%	(0,4%)
Hoofdkantoor	n.a.	n.a.	n.a.
ACE	17,7%	20,3%	(2,6%)

[1] 13 maanden voortschrijdend gemiddeld netto werkkapitaal

[2] Gemiddeld netto werkkapitaal (13 maanden voortschr.) als % van de 12 maanden voortschrijdend netto omzet

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

Bijlage II
Geconsolideerde Winst- en Verliesrekening

(in € duizend)	over de eerste zes maanden eindigend op 30-06-2006	30-06-2005
Netto omzet	**2.987.269**	2.640.364
Kostprijs van de omzet	**(2.290.347)**	(2.030.107)
Bruto omzetresultaat	**696.922**	610.257
Operationele lasten	**(630.570)**	(634.646)
Overige netto bedrijfsopbrengsten	**(1.062)**	937
Bedrijfsresultaat	**65.290**	(23.452)
Aandeel in resultaat deelnemingen	**1.189**	1.029
Netto financiële lasten	**(32.153)**	(31.264)
Resultaat uit gewone bedrijfsuitoefening vóór belastingen	**34.326**	(53.687)
Acute belastinglast	**(11.562)**	(9.360)
Latente belastingen	**3.505**	4.556
Netto resultaat over de periode toe te rekenen aan aandeelhouders	**26.269**	(58.491)
Aantal uitstaande aandelen	516.315.359	516.191.042
Aantal uitstaande aandelen rekening houdend met toekomstige uitgifte verplichtingen	517.060.109	516.192.042
Aantal werknemers (FTEs)	17.604	17.233

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

Bijlage III
Geconsolideerde Balans
(na resultaatsbestemming)

(in € duizend)	**30-06-2006**	31-12-2005	30-06-2005
Activa			
Vaste activa			
Goodwill	**512.729**	526.454	525.233
Overige immateriële activa	**21.007**	19.456	31.758
Materiële vaste activa	**212.869**	210.046	215.221
Investering in geassocieerde deelnemingen	**3.498**	13.939	14.711
Financiële lease vorderingen	**2.725**	3.162	4.572
Overige financiële activa	**7.094**	13.997	21.647
Latente belastingvorderingen	**28.611**	24.056	30.515
Pensioenvorderingen	**822**	1.365	1.188
	789.355	812.475	844.845
Vlottende activa			
Voorraden	**703.759**	643.432	657.221
Handelsdebiteuren	**1.039.274**	935.373	928.201
Overige vorderingen en overlopende activa	**56.276**	62.280	74.122
Geldmiddelen en kasequivalenten	**69.226**	85.542	101.958
	1.868.535	1.726.627	1.761.502
Vaste activa beschikbaar voor verkoop	**6.594**	1.751	-
	1.875.129	1.728.378	1.761.502
Totale activa	**2.664.484**	2.540.853	2.606.347
Eigen vermogen en verplichtingen			
Eigen vermogen toekomend aan aandeelhouders			
Geplaatst kapitaal	**619.578**	619.429	619.429
Reserves	**112.019**	111.522	16.581
	731.597	730.951	636.010
Minderheidsbelang	**-**	-	1
Totaal eigen vermogen	731.597	730.951	636.011
Langlopende verplichtingen			
Achtergestelde converteerbare obligaties:			
- Lening component	**239.911**	235.250	230.585
- Optie component	**-**	-	55.420
Voorzieningen	**63.645**	70.544	89.488
Pensioenverplichtingen	**131.080**	131.421	133.875
Langlopende bankschulden	**345.296**	289.220	394.301
Financiële lease verplichtingen	**101.204**	108.103	114.571
Latente belastingverplichtingen	**5.934**	4.076	8.676
Overige langlopende verplichtingen	**789**	1.155	1.150
	887.859	839.769	1.028.066
Kortlopende verplichtingen			
Handelscrediteuren en overige kortlopende schulden	**991.624**	912.562	879.252
Actuele belastingverplichtingen	**24.300**	27.467	28.709
Kortlopend deel van voorzieningen	**21.608**	24.254	31.288
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	**7.496**	5.850	3.021
	1.045.028	970.133	942.270
Totaal Eigen Vermogen en Verplichtingen	**2.664.484**	2.540.853	2.606.347

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

Bijlage IV
Geconsolideerd mutatie-overzicht van het Eigen Vermogen
(na resultaatsbestemming voor de eerste zes maanden, eindigend op 30-06-2006)

	Toekomend aan aandeelhouders					
(in € duizend)	Aandelen-kapitaal	Agio Reserve	Overige Reserves	Ingehouden Winsten	Vermogens component convert. obligaties	Totaal Eigen Vermogen
Saldo per 31 december 2005	619.429	38.920	14.001	(3.139)	61.740	730.951
Mutaties in het Eigen Vermogen in de periode 1 januari 2006 – 30 juni 2006						
Koersverschillen			(27.723)			(27.723)
Herwaarderingswinst direct in Eigen Vermogen erkend			871			871
Kasstroom hedges:						
Netto resultaat op kasstroom hedges			891			891
Direct in het Eigen Vermogen erkend netto resultaat			(25.961)			(25.961)
Resultaat over de periode				26.269		26.269
Totaal erkende baten en lasten over de periode			(25.966)	26.269		308
Aan personeel uitgegeven aandelenopties	120	92	(212)			-
Uitgifte aandelenkapitaal	29	36				65
Beloning op basis van aandelen			273			273
Saldo per 30 juni 2006	619.578	39.048	(11.899)	23.130	61.740	731.597

Bijlage V
Geconsolideerd Kasstroomoverzicht

(in € duizend)	Voor de zes maanden eindigend op 30-06-2006	30-06-2005
Bedrijfsactiviteiten		
Bedrijfsresultaat	**65.290**	(23.452)
Aangepast voor:		
Afschrijvingen	**22.376**	24.613
Impairment verliezen	**8.714**	14.546
Andere posten zonder kasstroom effecten	**6.564**	5.512
Toevoegingen / (onttrekkingen) aan voorzieningen	**(4.593)**	3.951
Mutaties in werkkapitaal:		
- Voorraden	**(71.811)**	(41.739)
- Debiteuren	**(115.942)**	(60.243)
- Handels- en overige crediteuren	**74.053**	56.213
Operationele kasstroom	**(15.349)**	(20.599)
Ontvangen rente	**1.411**	2.378
Ontvangen dividenden uit deelnemingen	**1.810**	55
Betaalde rente en soortgelijke kosten	**(24.812)**	(36.703)
Betaalde belastingen	**(12.855)**	(4.528)
Netto kasstroom uit bedrijfsactiviteiten	**(49.795)**	(59.397)
Investeringsactiviteiten		
Aankoop van materiële vaste activa	**(19.803)**	(12.917)
Verkoop van materiële vaste activa	**2.279**	764
Aankoop van immateriële activa	**(4.237)**	(1.575)
Verwerving van dochterondernemingen,	**(8.299)**	404
Desinvestering van / (investeringen in) dochterondernemingen, overige deelnemingen en overige investeringen	**7.418**	11.321
Saldo van overige investeringen en vorderingen	**213**	71
Netto kasstroom uit investeringsactiviteiten	**(22.429)**	(1.932)
Financieringsactiviteiten		
Opname van langlopende leningen en soortgelijke instrumenten	**66.796**	178.328
Aflossing van langlopende leningen en soortgelijke instrumenten	**(189)**	(108.857)
Betalingen uit hoofde van financiële lease verplichtingen	**(8.967)**	(7.155)
Netto ontvangsten uit uitgifte en inkoop van aandelen	**(216)**	-
Netto toename/(afname) overige langlopende schulden	**(115)**	-
Toename/(afname) van schulden aan kredietinstellingen	**221**	108
Netto kasstroom uit financieringsactiviteiten	**57.530**	62.424
Netto toename/(afname) van geldmiddelen en kasequivalenten	**(14.694)**	1.095

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

Bijlage V (vervolg)
Geconsolideerd kasstroom overzicht

	Voor de zes maanden eindigend op	
(in € duizend)	**30-06-2006**	30-06-2005
Mutatie in geldmiddelen en kasequivalenten		
Per 1 januari	**85.542**	113.915
Netto toename / (afname) van geld en kasequivalenten	**(14.694)**	1.095
Wisselkoersmutaties	**(1.622)**	(13.052)
Per 30 juni	**69.226**	101.958

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

Bijlage VI
Aansluiting vrije kasstroom

(in € duizend)	Voor de zes maanden eindigend op 30-06-2006	30-06-2005
Aansluiting vrije kasstroom		
EBITDA vóór bijzondere posten	**99.560**	33.338
Mutaties in werkkapitaal	**(113.700)**	(45.769)
Netto interest en soortgelijke lasten	**(23.401)**	(34.325)
Bijzondere kasstroom (vóór desinvesteringen / acquisities)	**(3.178)**	(9.237)
Overige geldmiddelen uit / (gebruikt in) bedrijfsactiviteiten	**(9.076)**	(3.404)
Netto kasstroom uit (gebruikt in) bedrijfsactiviteiten	**(49.795)**	(59.397)
Verwerving van materiële en immateriële vaste activa	**(24.040)**	(14.492)
Verkoop van materiële activa	**2.279**	764
Vrije kasstroom (vóór desinvesteringen / acquisities)	**(71.556)**	(73.125)
Vrije kasstroom uit desinvesteringen / acquisities	**(881)**	11.725
Vrije kasstroom (na desinvesteringen / acquisities)	**(72.437)**	(61.400)

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

Bijlage VII
Aansluiting tussen IFRS en Hagemeyer prestatie indicatoren

Groep

Winst- en verliesrekening volgens IFRS	HJ1 2006	Toegerekend aan Bijzondere posten HJ1 2006	Winst- en verliesrekening vóór bijzondere posten	HJ1 2006	HJ1 2005
Netto omzet	2.987.269	-	Netto omzet	2.987.269	2.640.364
Bruto omzetresultaat	696.922		Bruto omzetresultaat vóór bijzondere posten	696.922	612.049
Operationele lasten	(630.570)	10.085	Operationele lasten vóór bijzondere posten	(620.485)	(604.263)
Overige operationele baten / (lasten)	(1.062)	1.809	Overige operationele baten / (lasten) vóór bijzondere posten	747	938
Bedrijfsresultaat	65.290	11.894	Bedrijfsresultaat vóór bijzondere posten	77.184	8.725

PPS Totaal (inclusief hoofdkantoor)

Winst- en verliesrekening volgens IFRS	HJ1 2006	Toegerekend aan Bijzondere posten HJ1 2006	Winst- en verliesrekening vóór bijzondere posten	HJ1 2006	HJ1 2005
Netto omzet	2.798.713	-	Netto omzet	2.798.713	2.466.702
Bruto omzetresultaat	639.814	-	Bruto omzetresultaat vóór bijzondere posten	639.814	557.489
Operationele lasten	(578.731)	9.588	Operationele lasten vóór bijzondere posten	(569.143)	(555.371)
Overige operationele baten / (lasten)	(1.227)	1.809	Overige operationele baten / (lasten) vóór bijzondere posten	582	770
Bedrijfsresultaat	59.856	11.397	Bedrijfsresultaat vóór bijzondere posten	71.253	2.888

PPS Europa

Winst- en verliesrekening volgens IFRS	HJ1 2006	Toegerekend aan Bijzondere posten HJ1 2006	Winst- en verliesrekening vóór bijzondere posten	HJ1 2006	HJ1 2005
Netto omzet	1.841.444	-	Netto omzet	1.841.444	1.650.275
Bruto omzetresultaat	424.884	-	Bruto omzetresultaat vóór bijzondere posten	424.884	373.879
Operationele lasten	(376.596)	10.695	Operationele lasten vóór bijzondere posten	(365.901)	(368.370)
Overige operationele baten / (lasten)	930	(656)	Overige operationele baten / (lasten) vóór bijzondere posten	274	505
Bedrijfsresultaat	49.218	10.039	Bedrijfsresultaat vóór bijzondere posten	59.257	6.014

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

PPS Noord-Amerika

Winst- en verliesrekening volgens IFRS	HJ1 2006	Toegerekend aan Bijzondere posten HJ1 2006	Winst- en verliesrekening vóór bijzondere posten	HJ1 2006	HJ1 2005
Netto omzet	732.964	-	Netto omzet	732.964	607.015
Bruto omzetresultaat	164.679	-	Bruto omzetresultaat vóór bijzondere posten	164.679	135.141
Operationele lasten	(143.890)	(140)	Operationele lasten vóór bijzondere posten	(144.030)	(126.803)
Overige operationele baten / (lasten)	386	(248)	Overige operationele baten / (lasten) vóór bijzondere posten	138	(177)
Bedrijfsresultaat	21.174	(388)	Bedrijfsresultaat vóór bijzondere posten	20.786	8.161

PPS Azië-Pacific

Winst- en verliesrekening volgens IFRS	HJ1 2006	Toegerekend aan Bijzondere posten HJ1 2006	Winst- en verliesrekening vóór bijzondere posten	HJ1 2006	HJ1 2005
Netto omzet	224.303	-	Netto omzet	224.303	209.411
Bruto omzetresultaat	50.251	-	Bruto omzetresultaat vóór bijzondere posten	50.251	48.570
Operationele lasten	(47.470)	(131)	Operationele lasten vóór bijzondere posten	(47.601)	(46.612)
Overige operationele baten / (lasten)	0	-	Overige operationele baten / (lasten) vóór bijzondere posten	0	(13)
Bedrijfsresultaat	2.781	(131)	Bedrijfsresultaat vóór bijzondere posten	2.650	1.945

ACE

Winst- en verliesrekening volgens IFRS	HJ1 2006	Toegerekend aan Bijzondere posten HJ1 2006	Winst- en verliesrekening vóór bijzondere posten	HJ1 2006	HJ1 2005
Netto omzet	188.557	-	Netto omzet	188.557	173.662
Bruto omzetresultaat	57.107	-	Bruto omzetresultaat vóór bijzondere posten	57.107	54.561
Operationele lasten	(51.839)	497	Operationele lasten vóór bijzondere posten	(51.342)	(48.893)
Overige operationele baten / (lasten)	166	-	Overige operationele baten / (lasten) vóór bijzondere posten	166	169
Bedrijfsresultaat	5.434	497	Bedrijfsresultaat vóór bijzondere posten	5.931	5.837

Bijlage VIII
Overzicht Autonome Groei

Autonome omzetgroei	Gelijk aantal werkdagen HJ1 2006	Kw2 2006	Kw1 2006	Volledig jaar 2005	Niet aangepast voor werkdagen HJ1 2006	Kw2 2006	Kw1 2006	Volledig jaar 2005
PPS Europa	**9,5%**	**13,3%**	**5,9%**	**4,9%**	9,8%	8,7%	11,0%	4,3%
PPS Duitsland	10,1%	14,1%	6,4%	4,9%	10,1%	8,7%	11,5%	3,6%
PPS UK	7,7%	9,1%	6,3%	0,5%	8,6%	5,7%	11,6%	(0,3%)
PPS Overig Europa	10,2%	15,4%	5,3%	7,8%	10,4%	10,4%	10,4%	7,7%
PPS Noord-Amerika	**14,4%**	**13,8%**	**15,0%**	**8,3%**	15,1%	13,2%	17,0%	8,6%
waarvan PPS US	14,8%	14,4%	15,1%	7,7%	15,7%	14,4%	16,9%	8,1%
PPS Azië-Pacific	**9,5%**	**11,6%**	**7,7%**	**2,0%**	11,7%	9,1%	14,6%	1,7%
PPS Totaal	**10,7%**	**13,3%**	**8,4%**	**5,4%**	11,3%	8,9%	12,9%	5,1%
Agencies/CE	**18,6%**	**24,8%**	**12,6%**	**(4,4%)**	18,1%	19,6%	16,5%	(4,3%)
Total Groep	**11,2%**	**14,0%**	**8,6%**	**4,7%**	11,7%	10,4%	13,1%	4,4%

Autonome omzetgroei	Gelijk aantal werkdagen HJ1 2005	Kw2 2005	Kw1 2005	Volledig jaar 2004	Niet aangepast voor werkdagen HJ1 2005	Kw2 2005	Kw1 2005	Volledig jaar 2004
PPS Europa	4,6%	3,6%	5,3%	3,3%	4,5%	7,2%	1,7%	4,3%
PPS Duitsland	2,6%	3,3%	1,8%	(7,9%)	2,6%	6,7%	(1,4%)	(6,5%)
PPS UK	0,6%	(0,2%)	1,3%	4,6%	(0,2%)	3,1%	(3,4%)	5,1%
PPS Overig Europa	8,2%	6,2%	10,1%	9,3%	8,7%	10,1%	7,1%	10,6%
PPS Noord-Amerika	5,8%	7,2%	4,2%	3,7%	5,9%	7,6%	4,0%	3.7%
waarvan PPS US	4,8%	5,9%	3,7%	4,6%	4,8%	5,9%	3,7%	4.6%
PPS Azië-Pacific	1,4%	0,1%	4,1%	1,4%	0,8%	4,0%	(2,6%)	0,4%
PPS Totaal	4,5%	4,1%	4,9%	3,2%	4,5%	7,0%	1,9%	3,8%
Agencies/CE	(12,4%)	(18,5%)	(4,8%)		(12,1%)	(15,5%)	(7,6%)	0,5%
Totaal Groep	3,3%	2,3%	4,3%		3,2%	5,1%	1,2%	3,5%

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

Bijlage IX
Verschillen analyse per PPS regio

Ontwikkeling netto omzet

(in € miljoen)	Netto omzet		Verschil	Autonome groei	Desinvest/ acquisities	Wisselk. Mutaties
	HJ1 2006	HJ1 2005				
PPS Europa	**1.841**	1.650	**191**	161	31	(1)
PPS Noord Amerika	**733**	607	**126**	96	(4)	34
PPS Azië-Pacific	**225**	210	**15**	24	(10)	1
PPS Totaal	**2.799**	2.467	**332**	281	17	34

Bruto omzetresultaat

(in € miljoen)	Bruto omzetresultaat		Verschil	Onder-liggende mutatie	Desinvest./ acquisities	Wisselk. mutaties
	HJ1 2006	HJ1 2005				
PPS Europa	**425**	374	**51**	47	5	(1)
PPS Noord-Amerika	**165**	135	**30**	24	(1)	7
PPS Azië-Pacific	**50**	48	**2**	4	(2)	0
PPS Totaal	**640**	557	**83**	75	2	6

Operationele lasten

(in € miljoen)	Operationele lasten		Verschil	Onder-liggende mutatie	Inflatie gerelateerd	Desinvest./ acquisities	Wisselk. mutaties
	HJ1 2006	HJ1 2005					
PPS Europa	**366**	369	**(3)**	(13)	7	4	(1)
PPS Noord-Amerika	**144**	127	**17**	7	4	(1)	7
PPS Azië-Pacific	**47**	46	**1**	2	1	(3)	1
Corporate & overige hoofdkantoorkosten	**12**	13	**(1)**	(2)	1	0	0
PPS Totaal	**569**	555	**14**	(6)	13	0	7

Bedrijfsresultaat

(in € miljoen)	Bedrijfsresultaat		Verschil	Onder liggende mutatie	Desinvest./ acquisities	Wisselk. Mutaties
	HJ1 2006	HJ1 2005				
PPS Europa	**59**	6	**53**	53	1	(1)
PPS Noord-Amerika	**21**	8	**13**	13	0	0
PPS Azië-Pacific	**3**	2	**1**	1	1	(1)
Corporate & overige hoofdkantoorkosten	**(12)**	(13)	**1**	1	0	0
PPS Totaal	**71**	3	**68**	68	2	(2)

- Op de cijfers over het eerste en tweede kwartaal en het eerste halfjaar 2006 en voor de perioden eindigend op 30 juni 2006 en 30 juni 2005 is geen accountantscontrole toegepast
- Voor een toelichting van de Financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XIV
- Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is

Bijlage X
Analyse van Bijzondere Posten

De netto bijzondere posten over het eerste halfjaar van 2006 bedroegen € 11,9 miljoen.
Deze bijzondere lasten bestaan uit:

(€ 9,3 miljoen)	Afwaardering van vooruitbetaalde leases en activa in het Verenigd Koninkrijk.
(€ 1,2 miljoen)	Bijzondere posten met betrekking tot herstructurering van de logistiek in Spanje
(€ 1,4 miljoen)	Verschillende overige bijzondere lasten en baten.
(€ 11,9 miljoen)	**Totaal netto bijzondere lasten.**

Bijlage XI
Netto Financiële baten / (lasten)

(in € miljoen)	**HJ1 2006**	HJ1 2005
Netto interest baten / (lasten)[1]	**(11,5)**	(16,2)
Couponrente op achtergestelde converteerbare obligaties	**(6,7)**	(5,5)
Netto interest last als bedoeld in de definitie van de Financiële convenanten van de senior kredietfaciliteit	**(18,2)**	(21,7)
Koersverschillen	**(2,3)**	2,5
'Make whole payment'	**0,0**	(7,5)
Bankkosten	**(1,9)**	(4,7)
Interestlast Financiële leases	**(4,7)**	(4,7)
Overige financiële baten / (lasten)[1]	**(0,5)**	(1,0)
Oprenting achtergestelde converteerbare obligaties	**(4,7)**	(3,4)
Afschrijving op geactiveerde financiële lasten	**(0,8)**	(2,3)
Winst / (verlies) uit herwaardering op reële waarde financiële instrumenten	**0,9**	(2,9)
Reële waarde-aanpassing conversie-optie van achtergestelde converteerbare obligaties	**0,0**	14,4
Netto financiële baten / (lasten)	**(32,2)**	(31,3)

[1] In de definitie van de convenant zijn nu de financiële lasten aan klanten meegenomen, die eerder werden opgenomen onder de post overige financiële baten/ (lasten). De cijfers over het eerste halfjaar 2005 zijn dienovereenkomstig aangepast.

Bijlage XII
PPS Financiële doelstellingen: 2007 en 2009 ROIC

PPS financiële doelstelling 2007: 10% ROIC[1], tussen 8% - 12%
PPS financiële doelstelling 2009: 11% - 15% ROIC[1]

(in € miljoen) *12 maanden voortschrijdend*	Volledig jaar 2005		HJ2 2005 - HJ1 2006		Doelstelling 2007 [6,7]	Doelstelling 2009 [6,7]
Netto omzet	5.193		5.525		100%	100%
Autonome omzetgroei	*5,4%*		*8,4%*		*uitgangspunt 4-6%* [6]	*uitgangspunt 4-6%* [6]
Bruto omzetresultaat	1.179	*22,7%*	1.261	*22,8%*	23% - 24%	23% - 24%
Operationele lasten [3]	(1.112)	*(21,4%)*	(1.125)	*(20,4%)*	(20%)	(19%) - (18%)
Bedrijfsresultaat [4]	67	*1,3%*	136	*2,5%*	3% - 4%	4% - 6%
Pro forma te betalen belasting 26%	(17)	*(0,3%)*	(35)	*(0,6%)*	(1%)	(1%) (2%)
Netto bedrijfsresultaat na belasting	50	*1.0%*	101	*1.8%*	2% - 3%	3% - 4%
PPS ROIC [2]	**3,3%**		**6,6%**		**8% - 12%**	**11% - 15%**
13 maanden voortschrijdend						
Gemiddeld geinvest. vermogen	1.505	*29,0%*	1.527	*27,6%*	27%	25% - 30%
Gemiddeld netto werkkapitaal	652	*12,6%*	675	*12,2%*	12%	11% - 12%
Gemiddeld geactiveerde goodwill [5]	609	*11.7%*	619	*11.2%*	11%	10%
Gemiddelde overige vaste activa	244	*4,7%*	233	*4,2%*	4%	4% - 8%
Hagemeyer Factor (bruto omzetresultaat t.o.v. gemiddeld netto werkkapitaal)	**1,81**		**1,87**		**1,9 - 2,0**	**1,9 - 2,2**

[1] Ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%
[2] Netto bedrijfsresultaat na belastingen vóór bijzondere posten ten opzichte van gemiddeld geïnvesteerd vermogen
[3] Inclusief hoofdkantoor en andere lasten en uitgaande van 1% - 2% kosteninflatie per jaar
[4] Vóór bijzondere posten
[5] Tegen historische waarde, exclusief amortisatie
[6] Uitgaande van 4% - 6% jaarlijkse omzetgroei, waarvan prijsverhogingen 1% - 2% uitmaken
[7] Grote acquisities buiten beschouwing latend

Voor onze berekeningen van de ROIC zijn corporate en overige hoofdkantoorkosten volledig opgenomen in de operationele lasten. Bovendien zijn bijzondere posten in de berekening van onze ROIC doelstellingen niet meegenomen. Goodwill is in het geïnvesteerde vermogen opgenomen tegen de historische waarde, zoals geactiveerd op het moment van overname van de betrokken ondernemingen, exclusief amortisatie.

In het 2007 PPS ROIC model zijn de volgende aanpassingen gemaakt:
- Onze ROIC doelstelling is nu 10% (was: 9%). De uiteindelijke uitkomst zal naar verwachting liggen tussen de 8% en 12% (was: 7% en 10%)
- Uitgegaan wordt van 4% tot 6% jaarlijkse omzetgroei, waarvan 1% tot 2% prijsverhogingen zijn en 1% tot 2% betrekking heeft op kosteninflatie (uitgangspunt was: 3% - 5% jaarlijkse omzetgroei)
- Gemiddeld geïnvesteerd vermogen: 27% (was: 28% - 29%)
- Gemiddeld netto werkkapitaal: 12% (was: 12% - 13%);
- Gemiddelde overige vaste activa: 4% (was: 5%)

Voor 2009 wordt het niveau van de operationele lasten en van de gemiddelde overige vaste activa beïnvloed door mogelijke wijzigingen in de eigendomsstructuur van onze activa (operationele lease ten opzichte van koop).

Bijlage XIII
Specificatie van gemiddeld geïnvesteerd vermogen

in € miljoen *13 maanden voortschrijdend*	Gemiddelde goodwill		Gemiddelde overige activa		Gemiddeld netto werkkapitaal		Gemiddeld geïnvesteerd vermogen	
Periode eindigend	**30-06-06**	31-12-05	**30-06-06**	31-12-05	**30-06-06**	31-12-05	**30-06-06**	31-12-05
PPS Europa	**189**	191	**173**	183	**403**	387	**765**	761
PPS Noord-Amerika	**206**	200	**39**	38	**225**	215	**470**	453
PPS Azië-Pacific	**117**	117	**16**	16	**63**	63	**196**	196
Corporate en overige hoofdkantoorkosten	**6**	1	**5**	7	**(16)**	(13)	**(5)**	(5)
PPS Totaal [1]	**518**	509	**233**	244	**675**	652	**1.426**	1.405
ACE	**5**	5	**6**	6	**74**	73	**85**	84
Groep	**523**	514	**239**	250	**749**	725	**1.511**	1.489

[1] De gemiddelde goodwill bestaat uit € 619 miljoen historisch geactiveerde goodwill (31-12-2005: € 609 miljoen) en € 101 miljoen amortisatie (31-12-2005: € 100 miljoen)

Bijlage XIV
Verklarende Woordenlijst

Aantal arbeidsplaatsen (FTEs)	Aantal werknemers uitgedrukt in volledige arbeidsplaatsen
Autonome (omzet)groei	Netto omzet in de lopende periode tegen de huidige wisselkoers, onder aftrek van omzet in de basis periode tegen de huidige wisselkoers, aangepast voor omzet van geacquireerde en gedesinvesteerde bedrijfsonderdelen op basis van gelijk aantal werkdagen
Bedrijfsresultaat	Bruto omzetresultaat onder aftrek van operationele lasten vermeerderd met overige bedrijfsopbrengsten
Bruto marge	Bruto omzetresultaat als percentage van de netto omzet
Bruto omzetresultaat	Netto omzet onder aftrek van kostprijs van de omzet
Bijzondere posten	Baten of lasten gerelateerd aan de normale bedrijfsvoering, die als gevolg van hun aard, omvang, of de frequentie waarmee zij voorkomen, afzonderlijk gerapporteerd worden om een goed inzicht te geven in het resultaat uit de normale bedrijfsvoering en in het bijzonder de ontwikkeling daarvan
EBITDA	Resultaat vóór rente, belasting en afschrijving van immateriële activa
Gemiddeld netto werkkapitaal	Gemiddeld netto werkkapitaal gebaseerd op de slotbalans van iedere maand in de periode juni tot en met juni (13 maanden)
Netto handelswerkkapitaal	Voorraden en handelsdebiteuren onder aftrek van handelscrediteuren
Netto rentelasten	Rentelasten op geldmiddelen getrokken onder groeps- en/of locale senior faciliteiten, vermeerderd met jaarlijkse couponbetalingen op converteerbare obligaties, verminderd met rente ontvangen op deposito's en tegoeden
Netto resultaat per gewoon aandeel	Netto resultaat per aandeel, gebaseerd op het gewogen gemiddelde aantal uitstaande aandelen aan het eind van de verslagperiode, afgerond op hele Eurocenten
Netto omzet	Omzet, onder aftrek van omzetbelasting, kortingen, bonussen en rabatten
Netto senior schuld	Geldmiddelen getrokken onder groeps- en/of lokale senior faciliteiten, verminderd met vrij beschikbare deposito's en banktegoeden
Netto werkkapitaal	Netto handelswerkkapitaal, overige kortlopende vorderingen en vooruitbetalingen, onder aftrek van overige kortlopende passiva
Operationele marge	Bedrijfsresultaat vóór bijzondere posten als percentage van de netto omzet
Percentage autonome groei	Autonome groei als percentage van de netto omzet in de lopende periode tegen de huidige wisselkoers, aangepast voor netto omzet uit bedrijven die sinds de basis periode gedesinvesteerd zijn
Vrije kasstroom vóór desinvesteringen en acquisities	Netto kasstroom uit bedrijfsactiviteiten, onder aftrek van netto investeringen, vóór desinvesteringen en acquisities van bedrijfsonderdelen
Verwaterde winst per aandeel	Netto resultaat per gewoon aandeel op basis van het gewogen gemiddelde aantal uitstaande gewone aandelen plus het effect van verwaterende optie- en aandelenrechten
Verwaterende opties en aandelenrechten	Die opties en aandelenrechten waarvan de uitoefenprijs beneden de gemiddelde marktprijs over de periode ligt en waarvan aan de voorwaarden voor uitoefening is voldaan. De opties een aandelenrechten worden alleen meegerekend voor zover zij, indien uitgeoefend, de winst per aandeel zouden verlagen.